GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2010

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) prepared as of March 14, 2011, reviews the financial condition and results of operations of Great Panther Silver Limited (“Great Panther” or the “Company”) for the year ended December 31, 2010, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2010 annual audited consolidated financial statements and related notes.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements and MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors. All dollar amounts are in thousands of Canadian dollars, except for share amounts and unless otherwise noted.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	1

2010 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

		Change from		Change from
	Fourth	Fourth	Full Year	Full Year
Highlights	Quarter 2010	Quarter 2009	2010	2009

Revenue	$13,809	Up 40%	$42,206	Up 33%
Earnings from mining operations (1)	$6,805	Up 60%	$18,684	Up 63%
Net income	$782	Down 25%	$4,970	Up 673%
Earnings per share - basic and diluted	$0.01	no change	$0.04	Up 500%
Silver ounces produced (excluding equivalent ounces of gold, zinc and lead)	385,022	Down 1%	1,534,958	Up 5%
Silver equivalent produced (2)	565,660	Down 9%	2,255,801	Up 2%
Silver payable ounces	369,940	Up 2%	1,428,758	Up 4%
Total cash cost per silver ounce (3)	$8.41	Up 75%	$7.43	Up 33%
Average revenue per silver ounce sold	$28.01	Up 59%	$21.26	Up 42%

  33% increase in mineral sales revenues to $42.2 million for the year ended December 31, 2010 from $31.7 million for 2009.

  40% increase in mineral sales revenues to $13.8 million for the three months ended December 31, 2010 from $9.9 million for the same period in 2009.

  63% increase in earnings from mining operations to $18.7 million for the year ended December 31, 2010 from $11.5 million for the same period in 2009.

  60% increase in earnings from mining operations to $6.8 million for the three months ended December 31, 2010 from $4.2 million for the same period in 2009.

  212% increase in cash flows from operations to $4.2 million for the year ended December 31, 2010 from $1.4 million in 2009.

  $5.8 million increase in net income to $5.0 million for the year ended December 31, 2010 from a net loss of $0.9 million for 2009.

  On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL.”

  On March 8, 2011, the Company paid off $4.05 million in two outstanding 8% unsecured convertible loan notes due on July 14, 2011 by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share.

  Record annual metal production of 2,255,802 silver equivalent ounces (“Ag eq oz”), up 2% from 2,202,456 Ag eq oz in 2009.

  Record silver production of 1,534,957 silver ounces, up 5% from 1,456,830 in 2009.

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YEAR ENDED DECEMBER 31, 2010	2

  Record metal recoveries of gold and silver at Guanajuato and silver, lead and zinc at Topia.

  33% increase in cash cost per silver ounce, net of by-products, to US$7.43 in 2010 from US$5.58 in 2009. This increase in costs during 2010 was primarily due to lower than forecasted production, lower ore grades, higher smelting and refining charges and development costs at Guanajuato, and lower ore grades and higher mining costs at Topia.

  75% increase in cash cost per silver ounce, net of by-products, for the fourth quarter of 2010 to US$8.41 from US$4.80 for the fourth quarter of 2009 primarily due to lower than forecast production and ore grades.

  Updated NI 43-101 compliant mineral resource/reserve estimate on the Los Pozos, Santa Margarita, and Cata Clavo at the Guanajuato Mine. The new measured and indicated mineral resource contains 5,455,650 silver equivalent ounces. Inferred mineral resources are estimated at 2,676,924 Ag eq oz. The measured and indicated mineral resources include 4,372,000 Ag eq oz categorized as Proven and Probable mineral reserves, using a cut-off grade of 185 g/t silver equivalent.

  Issued an update on March 7, 2011 to the ongoing mineral resource development at the Topia mine. The 2011 mineral resource estimate increased measured and indicated mineral resources to 7.44 million silver equivalent ounces, a 36.3% increase over the 2009 resource estimate, and inferred resources to 11.91 million silver equivalent ounces, a 109.3% increase over the previous estimate.

  A surface drilling program at the San Ignacio mine property in Guanajuato commenced during the third quarter of 2010 and is continuing throughout 2011. It was successful in discovering new zones of high grade silver-gold mineralization that extend for more than 150 meters along strike and to more than 300 meters depth. $2.8 million has been approved for 2011 to drill approximately 24,000 metres and to prove up as many ounces as possible in this highly prospective area which has the potential to be a separate mine.

  On February 16, 2011, Minera Mexicana El Rosario S.A. de C.V., Great Panther’s Mexican subsidiary, was awarded its first distinction as a “Socially Responsible Company” for the year 2010 by CEMEFI, Centro Mexicano para la Filantropía (Mexican Centre for Philanthropy). This annual award is a milestone for the Company and has been awarded for its commitment to sustainable environmental, social and economic development.

(1)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales and amortization and depletion. Refer to the “Non-GAAP Measures” section.

(2)	Silver equivalent ounces in 2010 were established using prices of US$1,000 per oz of gold, US$16 per oz of silver, US$0.80 per lb of lead, and US$0.80 per lb of zinc.

(3)

“Cash cost per ounce” is a non-GAAP measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-GAAP Measures” section.

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YEAR ENDED DECEMBER 31, 2010	3

RECENT DEVELOPMENTS

Great Panther completed the first year of its three-year growth strategy (2010 – 2012). The plan, which focuses on aggressively increasing production and resources while maintaining profitability, sees the Company's annual production growing to approximately 3.8 million silver equivalent ounces by 2012 from its two existing mines in Mexico, including 2.65 million oz silver. Increased throughput and operating efficiencies will allow for further increases beyond this level such that production upside will remain at both mines.

Production records were set for all metals in 2010 resulting in total annual production of 2.3 million Ag eq oz. The 2011 target is 2.9 million Ag eq oz and, pending the anticipated increase in mineral resources, the target of 3.8 million Ag eq oz remains achievable for 2012. Great Panther continues to build its NI 43-101 compliant resource base at the Guanajuato and Topia mines and is on track to attain at least 40 million Ag eq oz by 2012 which would support a minimum ten year mine life for both of the mines at the planned production rate.

Diamond drilling in 2010, from both surface and underground, totaled 30,730 metres at Guanajuato, San Ignacio and Topia. Much of this drilling was targeted towards adding new resources at the existing operations plus the completion of the first four holes, 1,839 metres, at the San Ignacio property. Drilling plans are increased to 60,000 metres in 2011, including at least 20,000 metres at the prospective San Ignacio property at Guanajuato.

Capital expenditures totaled $9.2 million in 2010, including over $6.0 million on underground equipment and infrastructure upgrades, $3.8 million at Guanajuato and $2.3 million at Topia. Processing plant upgrades are underway at both mines with 2010 spending totaling $0.5 million at Guanajuato and $0.2 million at Topia. Metal recoveries improved to all-time highs of over 88% for gold and silver at Guanajuato during 2010. Plant capacity at Topia has increased by over 20%, to 220 tonnes per day during 2011.

Over 12.5 kilometres (“km”) of lateral and raise development was advanced at the two mines, with 6.5 km at Guanajuato and 6.0 km at Topia. At Guanajuato, drifts are being driven into the hanging-wall rocks, above the deeper extensions of the orebody, from the 390 metre level at Rayas, from the 320 metre level at Valenciana and from the 80 metre level at Guanajuatito.

Exploration diamond drilling is well underway and has discovered significant gold resources in the Santa Margarita vein and silver/gold mineralization in the Guanajuatito North Zone. Drilling for the deep extensions of the Rayas Clavo, under the famous Valenciana mine, as well as other targets is expected to total 30,000 metres in 2011. Following eight months of extensive reconnaissance, surface mapping and sampling, several drill targets were identified along the 4 kilometre-long San Ignacio mine property. Drilling was initiated in October 2010 and results from the first eight holes are very encouraging. Drilling is expected to exceed 20,000 metres, providing geological data for a significant additional resource, during 2011. At Topia, eleven separate veins are currently being exploited and, during 2011, development of at least two additional veins, La Prieta, and Higuera, will commence.

The core objective of Great Panther's three-year strategy is profitable growth. Through strong production results and improving silver and gold prices, the Company has achieved over two years of record earnings from mining operations and five consecutive quarters of net income. The Company’s management considers the best way to capitalize on the rising silver price is to monetize it through production.

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YEAR ENDED DECEMBER 31, 2010	4

PROFILE AND STRATEGY

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR” and on the New York Stock Exchange (“NYSE”) Amex, trading under the symbol “GPL.” The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also pursuing acquisition opportunities throughout Latin America to add a third mine to its portfolio of properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V (“MVS”). These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR.

Goals and Objectives

Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious and base metals in Latin America. We are committed to conducting ourselves with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we live and work. Our primary goal is that of profitable growth, as we feel this is the key to maximizing long-term shareholder value. Our specific objectives are to grow our production and earnings from mining operations and realize positive cash flow while continuing to actively pursue exploration and development opportunities in Latin America.

Great Panther had an exceptional year in 2010, increasing its revenue by 33% over 2009 and generating net income for the first full year. The Company is pleased to report the achievement of five consecutive quarters of positive cash flow from operations, as well as net profitability beginning in the first quarter 2010.

Minera Mexicana El Rosario was awarded its first distinction as a “Socially Responsible Company” for the year 2010 by CEMEFI, Centro Mexicano para la Filantropía (Mexican Centre for Philanthropy). This annual award is a milestone for the Company and has been awarded for its commitment to sustainable environmental, social and economic development.

Key Performance Drivers

Great Panther’s ability to continue to successfully achieve its goals of increasing production while generating positive cash flow is dependent on a number of factors. These indicators are regularly measured and monitored, with timely feedback provided about progress toward achieving our goals. The Company’s key performance drivers are the following:

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	5

Volume

The Company operates two producing mines in Guanajuato and Topia in Mexico. Since commencing operations at these two mines in 2006, Great Panther has achieved continuous growth in production in excess of 20% per year to a record production of 2.3 million silver equivalent ounces in 2010. Our goal is to continue to achieve profitable growth by increasing production.

The Company’s three-year growth strategy focuses on an immediate and aggressive increase in production and resources while maintaining profitability. Now on its second year, the growth plan forecasts production of 2.9 million Ag eq oz in 2011 and 3.8 million Ag eq oz in 2012.

Fundamental to the growth in production is the growth in resources through delineation of mineralized zones on our existing mines but also through the exploration and/or acquisition of other projects. Great Panther is committed to seeking out new opportunities to add to its project pipeline.

Resources

Definition of resources is essential to the future production capability of the Company. When Great Panther acquired its two mines in Mexico in 2005, there were no NI 43-101 compliant resources on either property. Over the past seven years, the Company has incurred $11.6 million and $11.4 million on mineral property exploration expenditures at Topia and Guanajuato, respectively, as it continues to build its internal and NI 43-101 compliant resources.

On June 30, 2009, Great Panther reported its first NI 43-101 compliant Measured and Indicated mineral resource estimate of 5,032,000 Ag eq oz on the zone known as the ‘Cata Clavo’ at the Guanajuato Mine. This resource estimate represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit. During 2009, NI 43-101 compliant Measured and Indicated resources for Topia increased to 5.5 million Ag eq oz, as well as inferred resources of 5.7 million Ag eq oz, sufficient to support a 10-year mine plan.

On December 15, 2010, the Company reported a NI 43-101 compliant mineral resource/reserve estimate on the Cata Clavo, Los Pozos, and Santa Margarita zones at Guanajuato Mine. The new Measured and Indicated mineral resource contains 5,450,000 Ag eq oz. Inferred mineral resources are estimated at 2,678,000 Ag eq oz. The Measured and Indicated mineral resources include 4,372,000 Ag eq oz categorized as Proven and Probable mineral reserves, using a cut-off grade of 185 g/t silver equivalent. This is the first time that NI 43-101 compliant reserves have been estimated for the Guanajuato Mine and is a positive step in confirming the long-term viability of this historic operation.

On March 7, 2011, the Company issued an update to the ongoing mineral resource development at the Topia mine. The 2011 mineral resource estimate comprises Measured and Indicated mineral resources of 171,000 tonnes at 864g/t silver, 1.56g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, 285,000 tonnes of 868g/t silver, 1.5g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces) were estimated in the Inferred category, a 109.3% increase over the previous estimate.

As part of the previously discussed three-year growth strategy, Great Panther intends to build its NI 43-101 compliant resource base at the Guanajuato and Topia operations to at least 40 million Ag eq oz which would support a minimum ten year mine life for both of the mines at the planned production rate. An estimated total of 160,000 meters of exploration drilling will concentrate on defining resources, looking for vein extensions and testing new targets.

For more details on the Company’s resources, refer to the “Resources Update” section.

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YEAR ENDED DECEMBER 31, 2010	6

Costs

Attaining and maintaining a low unit operating cost structure has been critical to achieving profitability. Metal prices can be volatile as experienced through the latter part of 2008 into the beginning of 2009. Having a low silver production cost base allows a company to remain profitable even during times of declining commodity prices and more flexibility in responding to the unexpected.

A vital aspect of achieving profitability is cost control. The Company has implemented a rigorous process to increase ore grades and silver production and contain operating costs. The result of our efforts is evident, as we were able to achieve our first ever quarter of net profitability in the fourth quarter of 2009 and continued to generate net income throughout 2010.

The increase in costs during fiscal year 2010 was mainly due to lower than forecasted production, lower ore grades, higher smelting and refining charges and development costs at Guanajuato, and lower ore grades and higher mining costs at Topia.

For the year ended December 31, 2010, the total combined cash cost per ounce, net of by-product credits, was US$7.43, which represents a 33% increase from the US$5.58 reported for fiscal year 2009. This compares with the 2010 target of US$6.00 to $US6.50.

Prices

One of the Company’s objectives is to provide shareholders with leverage to future increases in silver price. To this end, the Company does not engage in any hedging arrangements on silver prices. Our share price tends to correlate very strongly with the price of silver. Additional leverage comes through the participation in the growth of the Company itself.

The price of silver has fluctuated significantly in recent years. The silver price has improved to approximately $29 per ounce at the end of 2010 from US$18 per ounce at the end of 2009. These fluctuations have considerable impact on our financial results. The following table summarizes the sensitivity of changes in the silver price and its effect on the Company’s 2011 revenue outlook, which assumes production of 2.9 million silver equivalent ounces:

	US$15.00	US$20.00	US$25.00	US$30.00	US$35.00	US$40.00
Guanajuato	$28,789	$35,325	$41,861	$48,397	$54,933	$61,470
Topia	12,028	14,617	17,046	19,474	21,902	24,330
	$40,817	$49,942	$58,907	$67,871	$76,835	$85,800
Note: The table above represents estimated revenues (in CAD) for 2011, based on changes in silver prices (assuming constant prices of gold at US$1,200/oz, lead at US$0.90/lb, and zinc at US$0.90/lb) .

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	7

The Company’s reported cash cost per ounce is affected by changes in metal prices of the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia (see “Non-GAAP Measures” section). The following two tables summarize the effect of changes in prices of gold, lead and zinc on the Company’s 2011 estimated combined cash cost per ounce (in USD):

	Changes in Gold prices (per oz)
	US$1,100	US$1,200	US$1,300	US$1,400	US$1,500	US$1,600
Cost per ounce (USD)	$7.03	$6.45	$5.87	$5.30	$4.72	$4.14
(Assuming constant prices of silver at US$20/oz and US$0.90/lb for lead and zinc)

Changes in Lead prices (per lb)	Changes in Zinc prices (per lb)
	US$0.60	US$0.70	US$0.80	US$0.90	US$1.00	US$1.10	US$1.20
US$0.60	$6.99	$6.91	$6.82	$6.73	$6.65	$6.56	$6.48
US$0.70	$6.90	$6.81	$6.73	$6.64	$6.55	$6.47	$6.38
US$0.80	$6.80	$6.72	$6.63	$6.54	$6.46	$6.37	$6.29
US$0.90	$6.71	$6.62	$6.53	$6.45	$6.36	$6.28	$6.19
US$1.00	$6.61	$6.53	$6.44	$6.35	$6.27	$6.18	$6.10
US$1.10	$6.52	$6.43	$6.34	$6.26	$6.17	$6.09	$6.00
US$1.20	$6.42	$6.34	$6.25	$6.16	$6.08	$5.99	$5.90
(Assuming contant prices of silver at US$20/oz, and gold at US$1,200/oz)

Capabilities to Deliver Results

To continue to grow our business and achieve our goals, we have established and continue to emphasize on three core areas. We believe these three key components will allow us to execute our strategy successfully.

Our people

One of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our team by giving them the tools and training they need to be effective.

Our ability to recruit and retain qualified employees is critical to our success as a company. In addition to our experienced key personnel, we look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the Company.

As part of our commitment to our employees, we have a company policy of granting stock options to all employees throughout the Company to build loyalty as well as align their performance with corporate goals and objectives.

During 2010, our team was strengthened with the addition of Andrew Sharp, as the new General Manager of the Guanajuato mine and Erick Bertsch, in the newly created position of Vice President, Corporate Development.

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Mr. Sharp has a Bachelor of Engineering degree from the Western Australian School of Mines and more than 23 years experience in the mining industry. In his most recent position, he was Manager of Technical Services for Projects with Platapanamericana, S.A. de C.V., the Mexican subsidiary of Pan American Silver, where he was responsible for the management of the La Preciosa Ag-Au deposit in Durango. Throughout his five-year tenure with Pan American, Andrew also played a major role in the development of the Alamo Dorado Mine in Mexico as well as significant start-up roles in the Manantial Espejo Mine in Argentina and San Vicente Mine in Bolivia.

Mr. Bertsch brings more than 16 years experience in the mining industry to Great Panther, beginning his mining career in the field in 1994 before transitioning to investor relations in 2003 with several companies in the Hunter-Dickinson Group. More recently, he has held corporate development positions with Minco Gold and Geodex Minerals. While with Minco, he gained insight into, and contacts within, the silver industry (through Minco’s 40% ownership of Minco Silver), which will be valuable in his current role of expanding Great Panther’s market presence and corporate growth.

Our processes

Our operations focus on the initial stages of the silver mining chain: exploration, mining and processing. The Guanajuato and Topia operations depend on the discovery of new mineralization. New discoveries that are close to the existing operations mean that the time from discovery to production is reduced and, by utilizing existing infrastructure, the capital requirement is lower.

The performance of the mining and processing operations builds on a sound base and continues to improve to new record levels. We are fortunate to have a highly experienced team of underground miners and metallurgists.

Mine development focuses on accessing near term production targets and providing underground drilling platforms for deeper exploration to ensure resources and mine life is extended. At Guanajuato, targets include Rayas, Santa Margarita, Los Pozos, Valenciana and the Guanajuatito North Zone, as well as the newly discovered silver-gold veins at the San Ignacio property. Initial surface drilling at San Ignacio has been successful in intersecting several prominent mineralized structures. A major 2011 exploration program is now underway at San Ignacio to complete a mineral resource estimate and evaluate the potential for production. Topia continues to be successful in increasing production while adding resources through a combination of underground development and surface exploration drilling. The success of vigilantly implemented mine grade control procedures, coupled with the replacement of obsolete underground mobile equipment, provides the foundation for significantly improved mining operations, ore grades and silver production.

Ore processing is supported by metallurgical testwork programs under the direction of a senior metallurgical consultant. This, together with the local expertise, results in continuous improvement in processing performance.

Our location

Great Panther is focused on Mexico for several reasons. Mexico is second only to Peru in terms of global silver production (estimates for 2011 place Mexico back in the number one position) and contains more primary silver mines than any other country. It has a rich mineral endowment and a long history of mining. This mining culture continues today and mining companies in Mexico typically enjoy strong support from all levels of government and from the local people.

As part of NAFTA, Mexico has a stable political and economic environment in which to operate. In addition, due to the climate, most projects can be worked year round and many can be reached in a single day from Vancouver. Great Panther’s Guanajuato mine is serviced by an international airport only 30 minutes away.

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Although there are more than 200 mining/exploration companies working in Mexico, Great Panther had the advantage of being an “early mover” and has a broad base of contacts that benefits its mining operations, exploration programs and provides exposure to new opportunities. The Company’s executive team has extensive experience and knowledge of business in Mexico to capitalize on future opportunities.

MINING OPERATING RESULTS

	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1
Tonnes milled	48,142	46,039	43,555	44,657	47,121	42,004	40,443	38,993
Production
Silver ounces	385,022	382,220	410,583	357,132	390,026	398,811	333,358	334,635
Gold ounces	1,943	2,201	1,474	1,598	2,456	1,951	1,504	1,240
Lead tonnes	234	271	297	290	205	211	233	222
Zinc tonnes	304	352	357	345	248	263	270	276
Silver equivalent ounces (1)	565,660	588,454	574,740	526,948	625,288	597,057	499,845	480,266
Silver payable ounces	369,940	364,991	374,631	319,196	363,282	401,008	303,648	308,825
Cost per ounce (USD)	$8.41	$6.76	$7.70	$6.72	$4.80	$5.48	$5.73	$6.49

(1)

For 2010, silver equivalent ounces for each metal were established using commodity prices of: US$1,000 per oz, US$16 per oz, US$0.80 per lb, and US$0.80 per lb; for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Location	Guanajuato, Mexico
Employees and Contractors	740
2010 Production	1,433,555 Ag eq oz
2010 Cost per Oz	US$6.61

Fourth quarter metal production from the Guanajuato mine totaled 255,372 oz silver as well as 1,835 oz gold, or 370,062 Ag eq oz, from processing 39,061 tonnes of ore with an average grade of 228g/t silver and 1.60g/t gold. This compares to the fourth quarter of 2009, when ore grades were a record 271g/t silver and 2.14g/t gold. Plant throughput in the fourth quarter of 2010 was 2% lower and plant silver and gold recoveries were higher by 7.9% and 5.4%, respectively. However ore silver and gold grades were down by 16% and 25%, respectively. This resulted in an 11% decrease in silver production and a 22% decrease in gold production.

Metal production for the year was 1,019,856 oz Ag and 6,619 oz Au, or 1,433,555 Ag eq oz. Compared to 2009, plant throughput was up by 4% and plant silver and gold recoveries were up by 6% and 5%, respectively. However silver and gold ore grades were down by 9% and 10%, respectively. Silver production was unchanged, while gold production was down by 2%.

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The Guanajuato plant achieved record gold recovery and excellent silver recovery in the fourth quarter of 2010 of 91.1% and 89.1%, respectively, and, for the year, record metal recoveries were achieved, improving from 84.8% to 88.7%, for gold, and from 83.3% to 88.4%, for silver. On-going improvements have been made to the plant operations and will continue in 2011. Five new, 5-cubic metre flotation cells were ordered from Outotec for delivery by the second quarter of 2011. In addition, new Krebs cyclones will replace the last of three screw classifiers to further improve the control of the grinding circuit.

	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2010 Total	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2009 Total

Tonnes milled	39,061	35,761	34,379	34,912	144,113	39,853	34,325	32,606	31,732	138,516

Production
Silver (ounces)	255,372	250,629	288,825	225,030	1,019,856	287,101	288,087	220,742	223,821	1,019,751
Gold (ounces)	1,835	2,042	1,289	1,453	6,619	2,367	1,872	1,379	1,130	6,748

Silver equivalent ounces	370,062	378,283	369,390	315,820	1,433,555	470,025	432,795	327,295	311,105	1,541,220

Silver payable ounces	240,137	246,344	262,708	204,893	954,082	262,430	291,649	209,485	209,282	972,846

Average ore grade
Silver (g/t)	228	248	291	233	249	271	315	254	258	275
Gold (g/t)	1.60	1.96	1.35	1.51	1.61	2.14	2.00	1.55	1.36	1.79

Metal recoveries
Silver	89.1%	87.8%	89.9%	86.1%	88.4%	82.6%	82.9%	83.0%	84.9%	83.3%
Gold	91.1%	90.5%	86.6%	85.5%	88.7%	86.4%	84.8%	84.6%	81.6%	84.8%

Concentrate grades
Silver (g/t)	12,548	10,766	12,252	11,774	11,815	13,488	14,131	15,126	11,675	13,518
Gold (g/t)	90	88	55	76	77	111	92	94	59	89

During the fourth quarter of 2010, the NI 43-101 compliant mineral resource estimate for Guanajuato was updated and the first mineral reserve statement was released. The Measured and Indicated resources were estimated at 5.45 million Ag eq oz, the Inferred resources at 2.68 million Ag eq oz, and the Proven and Probable mineral reserves (derived from the Measured and Indicated resources) were estimated at 320,000 tonnes with an average grade of 282g/t silver and 2.19g/t gold. Significantly, the mineral reserve grade compares very favorably with the average grades for 2010 and will lead to improved output from Guanajuato in 2011 and 2012.

Production stoping of the gold-rich Santa Margarita vein progressed well although overall gold production was down slightly compared to the previous quarter.

Production from the Los Pozos area on the 310 and 345 metre levels continued to increase and accounted for more than 50% of the total silver production at the mine. Access development to a third production stoping area at the 380 metre level was completed in the fourth quarter and exploratory development was underway in December.

Revisions to the mine planning for Cata Clavo production have been made and ramp development to access all veins on the 520 metre level, as well as lateral development on the richer Alto 1(a) and Alto 2 zones, is underway. Output from Cata is expected to be restored to previous levels as ore grades improve. A new, 18-tonne capacity, underground haulage truck has been received and is being utilized to haul ore from the deeper sections at Cata.

Exploratory core drilling of the Guanajuatito North Zone below the 80 metre level has indicated mineralization continuing to depth and an access ramp has been driven to intersect the vein on the 120 metre level. The vein will be explored in more detail in the first quarter of 2011, in preparation for an additional stoping area.

Underground exploratory core drilling of the 1414 stope area between the Valenciana and Cata mine areas at the 320 metre level is underway. While this is being drilled, development along the 320 level will advance sufficiently to start the deep drilling under the main Valenciana mine. The deep drilling will commence in the second quarter of 2011 and will test the Veta Madre structures in the Valenciana area below the 390 level, and along a 600 metre strike length.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	11

A program of geological mapping and rock sampling completed in 2010 by the Company indicates that the three known structures on the San Ignacio property are up to 4 kilometres long and contain irregular silica breccia “veins” hosting gold and silver mineralization. The results from the surface program were sufficiently encouraging that the Company undertook a short Phase I drill program in Q4 2010 to test the Melladito and Nombre de Dios vein structures at depth. This program was successful in making what the Company considers to be a new discovery of significant silver-gold mineralization.

In light of the success of the drilling during 2010 at San Ignacio, Great Panther’s Board of Directors has approved a new 2011 budget of $2.8 million for the exploration of the San Ignacio property. As soon as the appropriate permits are in place, an expanded drilling program will commence. Potential sites to establish a portal for an underground ramp are also being evaluated. Due to the proximity of the San Ignacio property to the Company’s main Guanajuato operation, any mineralization intersected in the course of underground exploration and development can be trucked to the plant for processing. As such, cash flow provided by the additional tonnage can be used to offset the cost of the exploration and development program.

	2010 Q4	2010 YTD	2009 Q4	2009 YTD
Direct cash production costs	$3,891	$13,039	$3,117	$11,042
Smelter and transportation	451	1,335	200	798
Total cash cost	$4,342	$14,374	$3,317	$11,840
By-product credits (1)	(2,638)	(7,879)	(2,376)	(6,651)
CAD Cash operating costs	$1,704	$6,495	$941	$5,190
USD Cash operating costs	$1,681	$6,308	$891	$4,550
Payable Silver Production	240,137	954,082	262,430	972,846
USD Cash cost per ounce of silver	$7.00	$6.61	$3.40	$4.68

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

The cash operating cost per ounce of silver (refer to “Non-GAAP Measures” section) at Guanajuato for the fourth quarter increased to US$7.00 compared to US$3.40 in Q4 2009. The full year 2010 unit cost for Guanajuato is US$6.61 per ounce which is above the estimate for the year of US$4.50 to US$5.00 primarily due to lower than forecast production, higher smelting and refining and development costs. The ore grades in 2010, at 1.60 g/t Au and 228 g/t Ag for the quarter and 1.61 g/t Au and 249 g/t Ag for the year, were significantly down from 2009 at 2.14 g/t Au and 271 g/t Ag for the quarter and 1.79 g/t Au and 275 g/t Ag. Lower ore grade has a compounding impact and is the primary cause for the increasing cost per ounce of silver. General inflation, including increased power charges and higher smelter and refining charges also contributed to the increased costs.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	12

Topia Mine

Location	Durango, Mexico
Employees and Contractors	275
2010 Production	195,598 Ag eq oz
2010 Cost per ounce	US$9.06

Topia recorded fourth quarter 2010 metal production of 129,650 oz of silver, 108 oz of gold, 515,305 lbs of lead, and 669,216 lbs of zinc from milling 9,081 tonnes of ore. This equates to 195,598 Ag eq oz and is 26% higher than the fourth quarter 2009 production. Ore grades averaged 458g/t silver, 0.46g/t gold, 2.78% lead and 3.64% zinc during the quarter.

	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2010 Total	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2009 Total

Tonnes milled	9,081	10,278	9,176	9,745	38,280	7,268	7,679	7,837	7,261	30,045

Production
Silver (ounces)	129,650	131,591	121,758	132,102	515,101	102,925	110,724	112,616	110,814	437,079
Gold (ounces)	108	159	185	145	597	89	79	125	110	403
Lead (tonnes)	234	271	297	290	1,092	205	211	233	222	871
Zinc (tonnes)	304	352	357	345	1,358	248	263	270	276	1,057

Silver equivalent ounces	195,598	210,171	205,350	211,128	822,247	155,263	164,262	172,550	169,161	661,236

Silver payable ounces	129,803	118,647	111,923	114,303	474,676	100,852	109,359	94,163	99,543	403,917

Average ore grade
Silver (g/t)	485	441	446	459	458	481	492	503	542	504
Gold (g/t)	0.46	0.58	0.76	0.63	0.61	0.46	0.40	0.59	0.56	0.50
Lead (%)	2.78	2.81	3.39	3.20	3.04	2.99	2.95	3.23	3.30	3.12
Zinc (%)	3.64	3.72	4.22	3.91	3.87	3.78	3.84	3.94	4.47	4.00

M etal recoveries
Silver	91.5%	90.2%	92.4%	91.8%	91.5%	91.6%	91.2%	88.8%	87.5%	89.7%
Gold	81.5%	82.3%	82.9%	72.8%	79.8%	83.9%	79.8%	83.8%	84.1%	83.0%
Lead	92.7%	94.0%	95.4%	93.2%	93.9%	94.5%	93.0%	92.0%	92.5%	92.9%
Zinc	91.8%	92.0%	92.2%	90.5%	91.6%	90.4%	89.3%	87.4%	85.1%	87.9%

Concentrate grades
Lead
Silver (g/t)	8,656	8,355	7,347	7,874	8,038	8,786	8,971	8,207	8,707	8,655
Gold (g/t)	5.83	8.87	9.63	7.40	7.98	6.93	5.68	8.08	7.59	7.10
Lead (%)	52.70	57.79	61.01	57.87	57.47	58.64	57.16	57.00	58.62	57.83
Zinc (%)	7.60	9.12	8.47	9.19	8.62	9.24	10.14	9.71	9.81	9.73

Zinc
Silver (g/t)	656	438	491	486	515	447	449	483	470	463
Gold (g/t)	1.68	1.51	1.98	1.58	1.69	1.01	0.96	1.43	1.35	1.20
Lead (%)	1.77	0.96	1.07	1.56	1.33	0.91	0.74	0.94	0.79	0.85
Zinc (%)	51.14	53.87	53.90	52.57	52.91	55.41	54.78	53.14	55.29	54.63

Plant performance remained solid with metal recoveries of 91.5% for silver, 81.5% for gold, 92.7% for lead and 91.8% for zinc. In addition to processing 9,081 tonnes from the Company’s mines, 3,650 tonnes were custom milled for a local miner, thereby increasing revenue and reducing unit costs. Several modifications were made at the end of 2010, including additional new flotation cells for the zinc and lead concentrate circuits, which will enable plant throughput to be increased in 2011 by 22%, from 180 to 220 tonnes per day.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	13

Metal production for the year was 515,101 oz Ag, 597 oz Au, 1,092 tonnes Pb, and 1,358 tonnes Zn, or 822,247 Ag eq oz, which represents a 24% increase over 2009. Plant throughput, at 38,280 tonnes, was up 27%, and plant metal recoveries, at 91.5% for silver, 79.8% for gold, 93.9% for lead and 91.6% for zinc were all records except for gold. Ore grades were generally lower with silver, lead and zinc being down by 9%, 3% and 3%, respectively.

Mine development continued to extend known areas and provide access to new mining areas. Mining of the San Gregorio and El Rosario veins progressed well, contributing almost 40% of the silver production. Ramp development at Argentina continued and is now fully mechanized with an electric-hydraulic drill jumbo, a new 2-yard underground loader and a 7-tonne capacity haulage truck. Access to the third level of the Argentina mine is expected in the second quarter of 2011.

The surface exploratory drilling program, completed in the third quarter of 2010, was extremely successful and will guide mine development to continue to expand silver production from the San Gregorio, Recompensa and Cantarranas (Hormiguera mine) veins as well as enable new production to be added from other veins where no mining is currently taking place. Drilling on the La Prieta property proved the potential for this to be an additional mine for the Topia operations, with high silver values in the three drill holes of up to 2,500g/t over 0.25 metres. The program also returned several significant intercepts from other veins that are not currently being mined, including the Higuera vein (close to the San Gregorio vein), and the western portion of the Oliva vein (close to the Recompensa vein).

In addition, mine development on the Cantarranas vein at the Hormiguera mine has encountered 161 metres of strike length with an average width of 0.19 metres grading 1,403g/t silver, 0.88g/t gold, 2.02% lead, and 7.76% zinc. At Mina 7, on the San Gregorio vein, development is ongoing eastward, with 90 metres of strike length on the vein, with an average width of 0.43 metres grading 1,436g/t silver, 0.53g/t gold, 7.26% lead, and 12.23% zinc. Sub-level development and stoping is ongoing in both areas.

Mineral resource estimations were completed on all viable areas with the completion of the surface drilling and reported in March 2011. Added mineral resources will play an important role in the Company’s plans to increase production at Topia by 20% per year from 2010 to 2012.

Cost per ounce for the fourth quarter 2010 was US$11.02, a 30% increase from US$8.45 in the fourth quarter 2009. Cost per ounce for the year ended December 31, 2010 was US$9.06, representing a 17% increase from US$7.76 for the year ended December 31, 2009. The year to date cash cost per ounce of silver of US$9.06 is above the estimate for the year of US$7.00 and US$7.50 primarily due to lower ore grades and higher mining costs, as the mine requires additional development and stope preparation to continue to expand production. General inflation, including increased power costs, also contributed to higher costs.

	2010 Q4	2010 YTD	2009 Q4	2009 YTD
Direct cash production costs	$2,200	$7,203	$1,403	$4,975
Smelter and transportation	430	1,545	329	1,345
Total cash cost	$2,630	$8,748	$1,732	$6,320
By-product credits (1)	(1,183)	(4,330)	(832)	(2,740)
CAD Cash operating costs	$1,447	$4,417	$900	$3,580
USD Cash operating costs	$1,430	$4,301	$852	$3,136
Payable Silver Production	129,803	474,676	100,852	403,917
USD Cash cost per ounce of silver	$11.02	$9.06	$8.45	$7.76

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	14

RESOURCES UPDATE

Guanajuato Mine

San Ignacio

The surface drilling program at the San Ignacio mine property in Guanajuato commenced during the third quarter of 2010. The property is located approximately 5 kilometres west-northwest of the city of Guanajuato, where the Company operates its flagship Guanajuato mine. The property was part of the package purchased by Great Panther in 2005 but due to the Company’s focus on the main mine complex, it had not conducted any work at San Ignacio until 2010. The past-producing San Ignacio mine was put on care-and-maintenance by the previous owners in 2001 due to low metal prices but the infrastructure is still intact.

The San Ignacio mine property covers part of the La Luz vein district, which is parallel to, and west of, the principal Veta Madre structure that hosts the main Guanajuato mines. The La Luz district marks the site of the first discovery of silver in the area in the year 1548, which led to the discovery of the Veta Madre silver-gold deposits in 1550. It comprises a swarm of generally north-northwest striking, west dipping quartz veins and breccias with associated low sulphidation silver-gold mineralization, along an approximate eight-kilometre long trend.

The Company’s San Ignacio mine property covers approximately 4 kilometres of strike length on the La Luz vein system and is contiguous with Endeavour Silver’s Bolanitos mine property that is currently in production. The San Ignacio mine exploited only about 500 metres of strike length along one of the three known structures on the property and there is no record of any previous exploration elsewhere on the claim block. Production records from 1977 to 2001 indicate that a total of 617,455 tonnes at a grade of 113g/t Ag and 1.01g/t Au were extracted from this small portion of the property at an average rate of approximately 85 tonnes per day. This is similar to the grade that was mined at Guanajuato prior to the Company’s purchase of the mines in 2005 but the Company has more than doubled this grade since then with increased grade control and improved mining methods. As there is no processing facility at San Ignacio, ore was trucked to the Cata plant in the main mine complex in Guanajuato, approximately 20 kilometres by road.

A program of geological mapping and rock sampling completed in 2010 by the Company indicates that the three known structures on the San Ignacio property are up to 4 kilometres long and contain irregular silica breccia “veins” hosting gold and silver mineralization. The results from the surface program were sufficiently encouraging that the Company undertook a short Phase I drill program in Q4 2010 to test the Melladito and Nombre de Dios vein structures at depth. This program was successful in making what the Company considers to be a new discovery of significant silver-gold mineralization.

The Phase I drill program was continued into Q1 2011 with an additional 4 holes while permitting for Phase II was underway. The eight holes drilled have delineated a package of multiple parallel quartz veins, breccias and stockwork zones that carry sufficient grades as to be potentially economic, based upon Great Panther’s experience at its neighbouring Guanajuato Mine Complex. The veins have been drilled over a strike length of more than 150 metres and for a vertical depth of more than 300 metres.

The Phase II permit has now been received and a contract for approximately 6,700 metres in 18 holes has been granted to BDW Drilling. The Company is compiling drill data in order to estimate a preliminary resource and has started the permit application process, including preparation of an Environmental Impact Assessment, in anticipation of a positive decision to establish a mine portal and drive a decline ramp from surface to access the veins for underground mining. During the course of development, any ore from the San Ignacio Mine property will be trucked to Great Panther Silver’s Guanajuato Plant for processing, where the capacity currently exists to double ore throughput.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	15

Cata Clavo, Los Pozos and Santa Margarita

In December 2010, Roscoe Postle Associates (“RPA”), of Vancouver, B.C., completed a NI 43-101 compliant mineral resource/reserve estimate on the Cata Clavo, Los Pozos and Santa Margarita zones at the Guanajuato mine. The new Measured and Indicated mineral resource contains 5,450,000 ounces silver equivalent. Inferred mineral resources are estimated at 2,678,000 ounces silver equivalent. The Measured and Indicated mineral resources include 4,372,000 Ag eq oz categorized as Proven and Probable mineral reserves, using a cut-off grade of 185 g/t silver equivalent. This is the first time that NI 43-101 compliant reserves have been estimated for the Guanajuato mine and is a positive step in confirming the long-term viability of this historic operation.

The new resource base represents a 53% increase over the previous resource estimate in 2009, which was just for the Cata Clavo, even after deducting the production from that zone over the last year and a half. This demonstrates the Company’s ability to not only replace what is being mined, but to increase the resource base and extend the mine life with additional drilling. There were no compliant resources at Guanajuato when Great Panther purchased the property in 2005 and most of the more than 4,500,000 Ag eq oz that the Company has mined from Guanajuato since 2006 has come from non-compliant resources.

Mining of the three zones, Cata, Los Pozos and Santa Margarita currently accounts for most of the Guanajuato metal production. Resource drilling is ongoing to delineate new resources and reserves on the upper and depth extensions of Los Pozos and the southeast strike extension of Santa Margarita but also includes Guanajuatito, Valenciana, San Telesforo, and the depth extensions of the Rayas Clavo, none of which are included in this resource estimation but will be included in the 2011 update. In addition, drilling of the very promising San Ignacio project will continue through 2011 and will make a significant contribution to future resources for the Guanajuato mine. As such, the resource base will continue to build at Guanajuato and it is the Company’s objective to delineate approximately 25-30 million Ag eq oz by the end of 2012.

Silver equivalent values were applied to computer generated block models in order to define the mineral resource. The mineral reserve cut-off value of 185g/t (6.0 oz/t) silver equivalent is the metal content contained in one tonne of ore for which the net revenue (net of smelter and refining costs) is equal to the average full operating costs to mine and process one tonne of ore. RPA used medium term projected metal prices of US$17.67/oz Ag and US$1,150/oz Au (relative price ratio of 65 gold to 1 silver), 2010 concentrate sales contract terms, and typical plant performance metal recoveries and concentrate grades to calculate the net value. Total operating costs at Guanajuato, including mining, milling, and general and administration costs, are currently US$85/tonne. Experience gained from mining the veins by the cut-and-fill mining method and the upward trend in metal prices, determined that the appropriate cut-off value for defining mineral resources at Guanajuato be set at 136g/t (4.3oz/t) silver equivalent. The use of a lower cut-off for resources reflects the less stringent guidelines for resources versus reserves.

Based upon these parameters, the Measured and Indicated mineral resource contains 5,450,000 Ag eq oz including 2,495,000 Ag eq oz in the Measured category and 2,956,000 Ag eq oz in the Indicated category. Inferred resources are estimated at 2,678,000 Ag eq oz. Of the Measured and Indicated mineral resource, 4,372,000 Ag eq oz is classified as Proven and Probable mineral reserve, using a cut-off of 185g/t silver equivalent. The Proven mineral reserve is estimated at 1,935,000 Ag eq oz, while the Probable mineral reserve is estimated at 2,438,000 Ag eq oz. Breakdowns for silver and gold can be found in the tables below.

Measured, indicated and inferred mineral resources in the three areas were estimated by Dave Rennie, P.Eng, a Principal Geologist for RPA, and the proven and probable mineral reserves were estimated by R. Dennis Bergen, P. Eng, Associate Principal Mining Engineer for RPA. Both are independent of Great Panther as per the criteria set out in NI 43-101. The mineral reserves and mineral resources estimates are tabulated below:

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	16

October 31 2010 Proven Mineral Reserves
	Tonnage	Au	Au	Ag	Ag	Ag Eq
Zone	Kt	g/t	oz	g/t	oz	(oz)
Cata - Madre	44.0	1.28	1,800	344	486,000	603,000
Cata - Alto 1	30.5	2.21	2,170	296	290,000	431,000
Pozos	65.4	1.29	2,720	309	650,000	827,000
Santa Margarita BX	7.3	4.47	1,050	21	5,000	73,000
Total Proven	147.0	1.64	7,740	303	1,431,000	1,935,000

October 31 2010 Probable Mineral Reserves
	Tonnage	Au	Au	Ag	Ag	Ag Eq
Zone	Kt	g/t	oz	g/t	oz	(oz)
Cata - Madre	2.1	0.91	60	187	13,000	17,000
Cata - Alto 1	21.6	1.02	710	225	156,000	202,000
Cata - Alto 1a	21.6	2.49	1,730	605	420,000	533,000
Cata - Alto 2	12.3	2.33	920	721	285,000	345,000
Pozos	68.6	1.03	2,280	262	577,000	725,000
Santa Margarita BX	30.4	6.69	6,540	15	15,000	441,000
Santa Margarita FWSTK	16.6	4.80	2,560	19	10,000	177,000
Total Probable	173.2	2.66	14,790	265	1,475,000	2,438,000

Total Proven & Probable	320.20	2.19	22,530	282	2,906,000	4,372,000

October 31 2010 Proven & Probable Mineral Reserves
	Tonnage	Au	Au	Ag	Ag	Ag Eq
Zone	Kt	g/t	oz	g/t	oz	(oz)
Cata - Madre	46.1	1.25	1,860	337	499,000	620,000
Cata - Alto 1	52.1	1.72	2,880	266	446,000	633,000
Cata - Alto 1a	21.6	2.49	1,730	605	420,000	533,000
Cata - Alto 2	12.3	2.33	920	721	285,000	345,000
Pozos	134.0	1.16	5,000	285	1,227,000	1,552,000
Santa Margarita BX	37.7	6.26	7,590	17	20,000	514,000
Santa Margarita FWSTK	16.6	4.80	2,560	19	10,000	177,000

Total Proven & Probable	320.2	2.19	22,530	282	2,906,000	4,372,000

Notes:
1.	CIM definitions w ere follow ed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 185 g/t AgEQ.
3.	Mineral Reserves are estimated using an average gold price of US$1150 per ounce and an average silver price of US$17.67 per ounce.
4.	The minimum mining w idth is 1.5 metres.
5.	Bulk density is 2.65 t/m3.
6.	Numbers may not add due to rounding.

		Au	Ag
Zone		g/t	g/t
Cata/Alto dilution	20%	0.30	80
Cata extraction	80%
Alto extraction	85%
Pozos dilution	15%	0.30	80
Pozos extraction	85%
Santa Margarita dilution	20%	1.00	10
Santa Margarita extraction	90%

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	17

October 31, 2010 Measured Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	34.7	2.65	91.9	1.71	5,050	338	999,000	1,330,000
Los Pozos	32.7	2.65	86.7	1.27	3,540	303	844,000	1,070,000
Santa Margarita	3.47	2.65	9.2	4.43	1,310	22	6,520	92,000
Total	70.8	2.65	188	1.64	9,910	306	1,850,000	2,495,000

October 31, 2010 Indicated Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	26.3	2.65	211	2.55	4,150	474	1,060,000	1,330,000
Los Pozos	34.7	2.65	91.8	0.98	2,900	252	743,000	932,000
Santa Margarita	18.8	2.65	49.8	6.42	10,300	18.9	30,300	701,000
Total	79.7	2.65	211	2.55	17,300	270	1,830,000	2,956,000

October 31, 2010 Measured and Indicated Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	60.9	2.65	161	1.77	9,210	397	2,060,000	2,660,000
Los Pozos	67.4	2.65	178	1.12	6,440	277	1,590,000	2,010,000
Santa Margarita	22.2	2.65	59	6.11	11,600	19.4	36,800	792,000
Total	150.5	2.65	399	2.12	27,200	287	3,680,000	5,450,000

October 31, 2010 Inferred Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata
Los Pozos	2.53	2.65	6.7	0.53	113	149	32,200	40,000
Santa Margarita	77.6	2.65	206	4.52	29,900	105	694,000	2,640,000
Total	80.1	2.65	212	4.39	30,000	106	726,000	2,678,000

Both drill core and underground chip samples were assayed independently by SGS at the Company’s Guanajuato mine site laboratory. The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments.

Guanajuatito Mine

Deep drilling at the Guanajuatito mine at the northwest end of the Guanajuato mine complex led to the discovery of deeper mineralized silver-gold zones. The deep drilling program is being conducted at 25-50 metre intervals from several drill stations on the Guanajuatito mine cross-cut, located on the 100 metre level.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	18

The drilling program has been successful in extending silver-gold mineralization below the current level of mining on the 80 metre level, down to the 245 metre level. The new mineralization has been defined over a strike length of approximately 100 metres and for an additional 150 metres vertically.

Using information from mining the upper levels and the new drilling, two mineralized zones are interpreted from the data, the Veta Madre zone and a slightly deeper Footwall zone. Typically, the mineralized portion of the zones pinches and swells with true widths varying from less than one metre to 4.6 metres. Typifying the above observations are Veta Madre intersections for UGG10-008 that intersected 8.52g/t gold and 1,300g/t silver over a true width of 0.61 metres, and UGG10-009 that intersected 0.87g/t gold and 241g/t silver over a true width of 3.59 metres. The best and deepest (245 level) Footwall zone intersection returned 2.77g/t gold and 839g/t silver over a true width of 1.72 metres in UGG10-021.

Drilling is being conducted from drill stations in a hanging wall cross-cut on the 100 metre level. Modeling of the structures is presently being completed and ramp access has intersected the Veta Madre on the 120 metre level. Future plans call for a hanging wall exploration drive sublevel to be driven both northwest and southeast to accommodate additional drill stations at 50 metre intervals to test the mineralized zones in the Guanajuatito mine area from the 100 metre level down to the 390 metre level (approximately 400 metres down dip), and along 500 metres of strike.

The Guanajuatito mine was the first area at Guanajuato to be drilled by Great Panther in 2005 and one of the first to commence mining. While the upper levels (from the +20 metre level down to the 80 metre level) were drilled from surface and subsequently mined out (76,668 tonnes at 254g/t Ag and 1.69g/t Au, for 876,000 Ag eq oz using a 60:1 silver:gold ratio), this zone was never included in any NI 43-101 compliant resource. The new drilling on the deeper levels will, however be brought into the Company’s next resource update later this year.

Topia Mine

During the first three quarters of 2010, the Company completed the 8,815.4 metre (expanded from the initial 6,000 metre) surface drill program on the Topia mine veins. The drilling was extremely successful and will guide mine development to continue to expand silver production from the San Gregorio, Recompensa, and Cantarranas (Hormiguera mine) veins as well as enable new production to be added from veins where no mining is currently taking place. Drilling on the recently acquired La Prieta property proved the potential for this to be an additional mine for the Topia operations, with high silver values in the three drill holes of up to 2,500g/t over 0.25 metres. There were also several significant intercepts of other veins that are not currently being mined, including the Higuera vein (close to the San Gregorio vein), and the western portion of the Oliva vein (close to the Recompensa vein).

In addition, mine development on the Cantarranas vein at the Hormiguera mine has encountered 161 metres of strike length with an average width of 0.19 metres grading 1,403g/t silver, 0.88g/t gold, 2.02% lead, and 7.76% zinc. At Mina 7, on the San Gregorio vein, development is ongoing eastward, with 90 metres of strike length on the vein, with an average width of 0.43 metres grading 1,436g/t silver, 0.53g/t gold, 7.26% lead and 12.23% zinc. Sub-level development and stoping is ongoing in both areas.

Recompensa / Oliva

The gold-rich Recompensa vein, along with a footwall “intermediate” zone and the Oliva vein were tested using a “man portable” drill from sites at Recompensa. The drilling focused above the 1212 level and consisted of drill holes ST10-141 to 146. Highlights from the Recompensa vein include ST10-146 which intersected 0.25 metres assaying 229g/t silver, 16.5g/t gold, 1.53% lead, and 7.05% zinc. Some bonanza silver grades were intersected, albeit over narrow widths, including 0.15 metres of the Recompensa vein in ST10-145 which assayed 5,000g/t silver, 2.45g/t gold, 5.43% lead, and 3.12% zinc. Drill holes ST10-141 and 142 were drilled to test the base of the Recompensa vein mineralized horizon and both were drilled too deep and intersected non-economic grades.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	19

The Recompensa vein footwall “intermediate” vein also intersected some excellent grades, with ST10-143 intersecting 0.30 metres assaying 1,230g/t silver, 4.14g/t gold, 5.41% lead, and 7.82% zinc, and ST10-145 intersecting 0.12 metres assaying 6,610g/t silver, 7.88g/t gold, 7.49% lead and 18.2% zinc.

The Oliva vein (west) was intersected in the drilling at Recompensa and also 400 metres to the east, following up on some detailed surface sampling of old adits and trenches. In the Recompensa area, the Oliva vein is approximately 60 metres into the footwall (north) of Recompensa vein. Due to drilling conditions only two of the six recent drill holes went far enough north to intersect the Oliva vein. A highlight includes ST10-143 which intersected 0.20 metres grading 1,400g/t silver, 0.16g/t gold, 0.73% lead, and 0.03% zinc. From the drilling completed 400 metres east (drill holes ST10-137 and 138), ST10-137 intersected 0.23 metres grading 1,200g/t silver, 1.8g/t gold, 3.62% lead and 7.07% zinc. Further exploration along the three-kilometre long Oliva vein is warranted as it now appears that sulfide rich high grade intersections are found beneath upper near-barren quartz vein (typical of the Oliva vein surface expression). Mine development of the intermediate and Oliva veins from the Recompensa mine is being considered.

Cantarranas

Four additional holes were drilled into the Cantarranas vein, two approximately 40 metres below the Hormiguera production (ST10-154 and 155), and two (ST10-135 and 136) east of a major normal fault located at the east face of the Hormiguera development. The best results for the former holes include 0.40 metres in ST10-155 grading 426g/t silver, 0.28g/t gold, 0.75% lead and 1.27% zinc. The latter two holes were drilled below the base of the epithermal productive horizon with non-economic results. Excellent potential still lies eastward and at higher elevations on the Cantarranas vein, as attested to by the Company’s 2004 drilling and previous mine exploitation. While the above holes were drilled to guide mine development, further exploratory drilling is planned several hundred metres east to test the vein continuity along strike.

San Gregorio/Mina 7

Drilling along the San Gregorio vein was focused on testing the structure between the San Gregorio/Mina 7 mining area and the Durangueno mining area. Surface drill holes ST10-147 and 148 intersected multiple structures including the well mineralized La Higuera vein, five intermediate breccia zones and then the San Gregorio barite-quartz vein structure across approximately 50 metres north to south. The La Higuera intersections, from drill hole ST10-148, include 777g/t silver, 0.09g/t gold, 2.77% lead and 8.61% zinc over 1.20 metres. The intermediate breccia structures in the same hole include 363g/t silver, 0.43g/t gold, 2.09% lead and 9.92% zinc over 0.50 metres and 617g/t silver, 0.19g/t gold, 0.35% lead and 2.24% zinc over 0.35 metres. The San Gregorio structure, although well developed, returned sub-economic grades. These two initial drill holes open up the potential for mine development of the La Higuera vein and the multiple intermediate zones between it and the San Gregorio structure, along 500 to 600 metres of strike.

La Prieta

The recent surface drilling successfully tested the eastern extension of the La Prieta vein structure, as the vein was intersected approximately 300 metres east of the old workings, in drill hole ST10-151, and returned 0.50 metres grading 858g/t silver, 0.89g/t gold, 1.44g/t lead and 2.03% zinc. In fill-in hole ST10-150, the La Prieta vein appears to fork, with the upper intersection assaying 2,400g/t silver, 2.18g/t gold, 1.75% lead and 6.33% zinc across 0.25 metres and the lower intersection returning 565g/t silver, 1.42g/t gold, 0.59% lead and 1.17% zinc over 0.20 metres. As such, the La Prieta vein is open to the east, and may connect with the Australia vein system located approximately two kilometres eastward. These encouraging results will assist in the preparation of a mine plan for the La Prieta structure.

Overall, the surface drilling program at Topia has been extremely successful in providing guidance for increased mine development and in demonstrating the continuity of silver-gold-lead-zinc mineralization that will make a significant addition to the resource base and extend the mine life at Topia.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	20

March 2011 Resource Update

On March 7, 2011, the Company announced that Roscoe Postle Associates Inc. (“RPA”) delivered an update to the ongoing mineral resource development at the Topia mine. The 2011 RPA mineral resource estimate comprised Measured and Indicated mineral resources of 171,000 tonnes at 864g/t silver, 1.56g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, RPA estimates 285,000 tonnes of 868g/t silver, 1.5g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces) in the Inferred category, a 109.3% increase over the previous estimate.

The significant increase in our resource base at Topia is a validation of the longevity of this high grade silver-gold-lead-zinc mine. Considering there were no compliant resources when the Company bought the Topia mine, Great Panther has consistently increased the resource base with every drill program, while increasing production at the same time.

The 2011 RPA mineral resource estimate provides updates for the Argentina vein (Argentina Mine), plus new mineral resource estimates for the Don Benito (north and south veins in the 1522 and Crucero 9N Mines), Recompensa (Recompensa and Rincon Mines), Cantarranas (Hormiguera Mine), San Jorge (San Miguel Mine), San Gregorio (San Gregorio, Mina 7, and Durangueno Mines), El Rosario and La Prieta veins.

The estimate was based on a minimum NSR value of $US130/tonne (corresponding to the 2010 direct mining and processing costs which are 77% of the total operating costs). This is applicable at Topia since the general and administrative (“G&A”) costs are $US38 / tonne. Current operating costs for the Topia Mine veins are $US130 / tonne ore mined and processed, and any additional resources to the mining plan would require no increase in G&A costs and reduced unit mining costs. The 2011 RPA mineral resource estimate assumed (1) actual concentrate transport, and smelter treatment and refining charges in effect through 2009 and 2010; (2) RPA long term estimates of metal prices as of February 2011, and typical plant recoveries for 2010, in Table 1; and (3) minimum mining width of 0.3 metres. Capping was individually applied to each of the veins making up the summary in Table 1.

This estimate replaces those by Wardrop in 2009 and 2006 for the Argentina and various other veins on the property. The breakdown for the RPA mineral resource estimates on the Topia property is given in Table 1 below. The estimate has increased over that reported in 2009, mainly due to inclusion of new veins that were being explored and mined but were unreported as mineral resource. A direct comparison of the Wardrop and RPA mineral resources is not relevant due to differing metal prices and minimum NSR values, as well as estimating methodologies. However, the overall percentage increase is shown in Table 3 below.

The production rate from the Topia mines is increasing each year and is planned at 36,000 tonnes in 2011. Additionally, there are other mineralized veins that are not included in this resource estimate. By applying reasonable estimates of 50% mining dilution and 80% mining recovery, management expects the current resources to support a mine life of at least fifteen years. It is anticipated that, with additional drilling, the resource will continue to increase. This “rolling resource” is typical for underground mines as it is often not cost effective to define a large resource/reserve in advance of mining.

While most of the current resource base came from Great Panther Silver’s diamond drilling and underground development, the resources estimated in certain veins (e.g. Argentina) on the property came largely from the verification of Peñoles’ sampling, on levels that are planned for access later in 2011 and 2012 and are still intact. The majority of Great Panther’s mining to date has come from new mine development on veins reported in these estimates. There is lesser production from other veins that are not included in this update and these may be estimated in future resource updates. The new total contained metal for the mineral resource categories is shown in Table 2 below.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	21

Table 1. 2011 Summary Mineral Resource Update:
Topia Mineral Resources - December 31, 2010
Class	Tonnage	Ag	Au	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Measured	58,000	825	1.67	7.57	4.97
Indicated	113,000	883	1.50	7.50	4.06
M & I	171,000	864	1.56	7.53	4.37
Inferred	285,000	868	1.50	6.50	3.70

	Metal Prices	Recoveries
	(RPA 2011)	(Plant 2010)
Au	US$1,200/oz	80.00%
Ag	US$21.00/oz	92.00%
Pb	US$1.00/lb	94.00%
Zn	US$1.10/lb	92.00%

Table 2. Contained metal (all veins):
Category	Tonnes	Ag ozs	Au ozs	Pb lbs	Zn lbs	Ag eq oz
M & I Resources	171,000	4,738,000	8,550	28,314,000	16,437,000	7,436,000
Inferred Resources	285,000	7,953,000	13,560	41,092,000	23,373,000	11,909,000

The addition of multiple other veins into the 2011 RPA mineral resource estimate has lead to a substantial increase in silver equivalent ounces from Wardrop’s estimate of 2009, as shown in Table 3.

Table 3. Percentage improvement 2011 over 2009:
Category	RPA 2011 (Ag eq oz)	Wardrop 2009 (Ag eq oz)	Change
M & I Resources	7.44 million	5.46 million	36.30%
Inferred Resources	11.91 million	5.69 million	109.30%

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. Accordingly, the surface drilling is used to determine inferred resources.

Areas of interest for the summer 2011 Topia Mine surface drill program will be the Oliva vein (west portion) and, in the same area, the eastern portion of the Recompensa vein and several intermediate veins of interest noted in the 2010 program. Also, more detailed drilling will take place at La Prieta, which can significantly upgrade the present inferred resource on the La Prieta veins as well as on three other subsidiary veins. Detailed drilling on the Higueras vein, along with strike extensions of the San Gregorio and El Rosario veins will continue to grow the Topia Mine mineral resources. The Argentina vein remains open to expansion at depth and to the east for approximately 500 metres below old mine workings and will be drill tested this summer.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	22

SELECTED ANNUAL INFORMATION
	2010	2009	2008
Revenue	$42,206	$31,732	$22,445
Cost of Sales (excluding amortization and depletion)	21,161	16,768	18,144
Earnings from mining operations (1)	18,683	11,470	118
Income (loss) before provision for income taxes	3,233	(199)	(14,937)
Income (loss) for the year	4,970	(867)	(13,761)
Earnings (loss) per share, basic	0.04	(0.01)	(0.17)
Earnings (loss) per share, diluted	0.04	(0.01)	(0.17)
Adjusted EBITDA (2)	7,450	6,976	(7,889)
Cash and cash equivalents	13,967	13,312	606
Working capital	18,736	18,152	1,320
Total assets	45,585	37,174	22,311
Total liabilities	10,031	10,318	12,493
Total long term liabilities	721	6,231	7,590

(1)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales less amortization and depletion. Refer to the “Non-GAAP Measures” section.

(2)

“Adjusted EBITDA” is a non-GAAP measure in which EBITDA (earnings before interest expense, taxes, and depreciation and amortization), also a non-GAAP measure, is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-GAAP Measures” section for a reconciliation of EBITDA and adjusted EBITDA to the financial statements.

RESULTS OF OPERATIONS

The Company earned revenue of $13.8 million for the three months ended December 31, 2010 compared to $9.9 million for the same period in 2009. This 40% increase in revenue is mainly due to increased metal prices. Fourth quarter metal production totaled 565,660 Ag eq oz including 385,022 ounces silver, 1,943 ounces gold, 234 tonnes lead and 304 tonnes zinc. Compared to the fourth quarter of 2009, silver production was down by 1%, lead and zinc production was up by 14% and 23% respectively, while gold production was down 21%. Total metal output from Guanajuato was down by 21% due primarily to lower ore grades while Topia output was up by 26% due to 25% higher throughput. For the three months ended December 31, 2010, gold, silver, lead and zinc prices increased by 24%, 50%, 4% and 5%, respectively, on a year-over-year basis.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	23

Revenue for the year ended December 31, 2010 was $42.2 million, an increase of $10.5 million or 33% as compared to 2009. This increase is primarily a result of higher metal prices and, to a lesser extent, increased production. Total production for the 2010 fiscal year of 2,255,802 Ag eq oz increased by 2% from 2,202,456 Ag eq oz in 2009. Compared to 2009, average gold, silver, lead and zinc prices for the year ended December 31, 2010 increased by 26%, 38%, 25% and 31%, respectively.

Revenue for the year ended December 31, 2009 was $31.7 million, an increase of $9.3 million or 41% as compared to 2008. This increase is primarily a result of higher production and lower smelting and refining costs, which are netted against revenue. Total production for the 2009 fiscal year of 2,202,456 Ag eq oz increased by 22% from 1,809,720 Ag eq oz in 2008. Smelting and refining costs for Guanajuato were reduced substantially during the last half of the fourth quarter of 2008 when a new customer contract was negotiated. The full effect of the cost savings is reflected in 2009. The Company also negotiated more favourable, open market terms for spot sales of Topia’s lead concentrate during the first half of 2009. These savings were partially offset by general decreases in metal prices. Compared to 2008, average silver, lead and zinc prices for the year ended December 31, 2009 decreased by 3%, 18%, and 12% while the gold price increased 12%.

 The Company’s realized average metal prices and the average Canadian exchange rates against the United States dollar and Mexican pesos for the year ended December 31, 2010 and 2009 are as follows:

	2010 Q4	2009 Q4	2010	2009
Silver (U.S. $ / oz.)	$28.01	$17.62	$21.26	$14.93
Gold (U.S. $ / oz.)	$1,377.94	$1,105.24	$1,285.73	$996.05
Lead (U.S. $/ lb.)	$1.11	$1.06	$0.96	$0.88
Zinc (U.S. $/ lb.)	$1.05	$1.01	$0.98	$0.90
CAD / USD	1.013	1.056	1.027	1.107
CAD / MXP	0.082	0.081	0.082	0.084

Total plant throughput of the Topia and Guanajuato operations was 48,142 tonnes for the fourth quarter 2010, representing a 2% increase compared to 47,121 tonnes for the fourth quarter 2009 and a 5% increase from the 46,039 tonnes processed in the third quarter 2010. This increase in plant throughput reflects improvements in mine and plant efficiencies and production planning.

New records were established in 2010 for the output of all metals, comprising 1,534,957 ounces silver, 7,216 ounces gold, 1,092 tonnes lead and 1,358 tonnes zinc.

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YEAR ENDED DECEMBER 31, 2010	24

These records come as the Company completes the first year of its three-year organic growth strategy, whereby 2010 saw a strong focus on exploration and development, new equipment purchases and plant upgrades. While these are continuing in 2011, the investments made to date will allow the Company to gradually increase production to meet its stated goal of 3.8 million Ag eq oz by 2012. Guanajuato silver and gold production was largely unchanged year over year, with 1,019,856 oz silver and 6,619 oz gold, for 1,433,555 Ag eq oz, while Topia metal production was up by 24%, with 515,101 oz silver, 597 oz gold, 1,092 tonnes lead and 1,358 tonnes zinc for 822,247 Ag eq oz.

Cost of sales (excluding amortization and depletion) was $6.4 million for the three months ended December 31, 2010, as compared to $4.7 million for the same period in 2009. For the years ended December 31, 2010 and 2009, cost of sales was $21.2 million and $16.8 million, respectively. The year over year increase in cost of sales is primarily due to higher tonnes mined and milled, increased mine development as well as general inflation, including increased power charges.

For the year ended December 31, 2009 and 2008, cost of sales was $16.8 million and $18.1 million, respectively. The Company implemented cost reduction and mine site efficiency measures during the fourth quarter of 2008 which were continued through 2009. As a result, savings were realized from reduced mine operating costs for the full year in fiscal 2009.

Amortization and depletion of mineral properties, plant and equipment for the three and twelve months ended December 31, 2010 was $0.6 million and $2.4 million, respectively, compared to $0.9 million and $3.5 million for the same periods in 2009. The decreases were due to the increase in mine life at both Guanajuato and Topia at March 31, 2010 and December 31, 2010 which had the effect of decreasing the asset retirement obligation and the corresponding asset. The excess of the reduction in the liability over the remaining unamortized asset retirement costs was recognized as a reduction in depreciation expense in 2010.

Amortization and depletion of mineral properties, plant and equipment for the twelve months ended December 31, 2009 was $3.6 million compared to $4.3 million for the same periods in 2008. The year over year decrease was due to the extension of Topia’s mine life from a remaining three years to seven years at the end of 2008.

The Company incurred mineral property exploration expenditures of $2.0 million and $7.1 million for the three and twelve months ended December 31, 2010, respectively, compared to $0.4 million and $1.6 million for the corresponding periods in 2009. In the early part of 2009, exploration expenditures were low due to the deferral of most mine development that was not related to immediate production, as part of the cost containment program implemented in the fourth quarter 2008. In the fourth quarter of 2009, the Company began exploratory drilling at both Guanajuato and Topia as the three-year growth strategy commenced.

Mineral property exploration expenditures of $7.1 million in 2010 were higher than the Company’s anticipated spending of $6.3 million. This was mainly due to the expansion of the planned Topia surface drilling program.

The Company incurred mineral property exploration expenditures of $1.6 million for the twelve months ended December 31, 2009, compared to $6.3 million for the corresponding period in 2008. The significant year over year decrease in mineral property exploration expenditures was due to the deferral of most mine development that was not related to immediate production, as part of the cost containment program implemented in the fourth quarter 2008. Exploratory drilling resumed at both Guanajuato and Topia during the third and fourth quarters of 2009.

General and administrative expenses were $2.0 million and $5.9 million for the three and twelve months ended December 31, 2010, respectively, compared to $1.9 million and $5.8 million for the same periods in 2009. This increase was primarily due to costs incurred relating to investor relations, including the addition of a new vice president of corporate development, and increased business development activities. The Company plans to spend $6.5 million in general and administrative expenses in 2011. This increase is primarily due to expanded marketing activities planned for the United States and Europe in 2011.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	25

For the years ended December 31, 2009 and 2008, general and administrative expenses totaled $5.8 million and $6.0 million, respectively. The $0.2 million year over year decrease was mainly due to $0.5 million of non-recurring costs incurred in 2008 relating to Value-Added Tax (“VAT”) recovery fees, a provision for potentially uncollectible VAT and a true-up of 2007 audit fees. These savings were partially offset by the payment of bonuses in the fourth quarter of 2009.

For the three months ended December 31, 2010, the Company incurred stock-based compensation expense of $0.6 million related to the granting of 240,000 incentive stock options to employees at an exercise price of $1.15 and 415,000 incentive stock options to employees and a consultant at an exercise price of $1.90. During the year ended December 31, 2010, the Company incurred $0.9 million in stock-based compensation expense which includes the incentive stock options mentioned above as well as granting of 670,000 incentive stock options to employees during the third quarter of 2010. For the three and twelve months ended December 31, 2009, the Company recorded $0.4 million and $2.4 million in stock-based compensation expense.

For the years ended December 31, 2009 and 2008, stock-based compensation expense was $2.4 million and $1.6 million, respectively. The year over year increase was primarily due to 6,417,700 more incentive stock options were granted in 2009 than in 2008. The weighted average fair value of options granted during 2009 was $0.28 compared to $0.32 in 2008.

During the third quarter of 2009, the Company repaid its $2.02 million, 8% per annum, unsecured convertible loan note by issuing 3,740,741 common shares at $0.54 per share. This transaction resulted in $0.05 million being charged as debt settlement expense to the income statement and $1.6 million being recorded against retained earnings for settlement of the convertible debt. There was no convertible loan notes repayment during 2010.

The Company recorded a foreign exchange loss of $1.0 million and $0.4 million for the fourth quarter and year ended December 31, 2010, respectively, compared to a foreign exchange gain of $0.2 million and a foreign exchange loss of $0.4 million, respectively, for the same periods in 2009. Year over year results are not comparable as on January 1, 2010, the Company changed its method of translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis. Under the current rate method, assets and liabilities are translated into the reporting currency using the exchange rate at the balance sheet date and revenue and expense items are translated at the average exchange rate prevailing during the period. Differences arising from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a translation adjustment until they are realized. See “Changes in Accounting Policies” section.

The Company recorded a foreign exchange loss of $0.4 million for the fiscal year 2009 compared to a foreign exchange gain of $0.1 million in the fiscal year 2008. The foreign exchange loss for the fiscal year 2009 is mainly a result of the general appreciation of the Canadian dollar against both the United States dollar and the Mexican peso, whereas the Canadian dollar weakened against both currencies in 2008.

The Company recorded an income tax expense of $0.01 million and a recovery of income taxes of $1.7 million for the three and twelve months ended December 31, 2010, respectively. This compares to a provision for income taxes of $0.4 million and $0.7 million for the same periods in 2009. The $1.7 million recovery for 2010 was primarily due to the reversal of the Company’s $1.9 million future income tax liability during the second quarter of 2010 which was a result of the completion of tax planning that allows for the utilization of prior years’ Mexican tax losses.

For the year ended December 31, 2009, the Company recorded an income tax provision of $0.7 million compared to an income tax recovery of $1.2 million in the same period in 2008.

During the period ended December 31, 2010, the Company entered into a put and call option contract for 500 metric tonnes of zinc with a contract period from July 2010 to December 2010 and a put and call option contract for 500 metric tonnes of lead over ten monthly contract periods from December 2010 to October 2011. The Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting period with any gains or losses recognized in net income in the period in which it arises. As at December 31, 2010, the Company settled the entire zinc put and call option contract realizing a loss of $0.1 million and recorded a mark-to-market unrealized loss of $0.02 million related to the lead put and call option contract. Consequently, during the three and twelve months ended December 31, 2010, the Company recorded a net mark-to-market loss of $0.02 million and $0.1 million, respectively, compared to $nil in both periods in 2009.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	26

Net income for the three and twelve months ended December 31, 2010 was $0.8 million and $5.0 million compared to net income of $1.0 million and a net loss of $0.9 million for the same periods in 2009. The increase in 2010 net income of $5.8 million was mainly due to the $7.2 million increase in earnings from mining operations, $1.5 million decrease in stock-based compensation expense and the non-cash reversal of the $1.9 million future income tax provision. The increase in net income is partially offset by the $5.5 million increase in mineral property exploration expenditures.

For the year ended December 31, 2009, the Company has a net loss of $0.9 million compared to a net loss of $13.8 million for the year ended December 31, 2008. On a year over year basis, earnings from mining operations improved by $11.4 million during 2009, which was a result of the Company’s efforts to implement mine site efficiencies, increase production, and improve grades. The Company realized $4.7 million in year over year savings as a result of scaling down its exploration program in response to poor economic conditions in the latter half of 2008 and into the first part of 2009.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (refer to “EBITDA and Adjusted EBITDA” in the “Non-GAAP Measures” section below) was $1.7 million and $6.6 million for the three months and year ended December 31, 2010. Adjusted EBITDA was $2.3 million for the fourth quarter and $7.4 million for the fiscal year 2010, compared to the $3.0 million and $7.0 million reported for the three months and year ended December 31, 2009. The increase was primarily a result of increased earnings from mining operations, partially offset by increased mineral exploration expenditures as the Company progressed with its three-year growth strategy.

SUMMARY OF QUARTERLY RESULTS

	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1

Revenue	$13,809	$11,165	$9,317	$7,915	$9,850	$8,886	$6,722	$6,274
Cost of sales (excluding amortization and depletion)	6,360	5,367	5,030	4,405	4,698	4,637	3,732	3,700
Earnings from mining operations (1)	6,805	5,020	3,641	3,217	4,248	3,371	2,114	1,737
Income (loss) for the period	782	1,253	1,605	1,331	1,037	(114)	(200)	(1,590)
Basic earnings (loss) per share	0.01	0.01	0.01	0.01	0.01	(0.00)	(0.00)	(0.02)
Diluted earnings (loss) per share	0.01	0.01	0.01	0.01	0.01	(0.00)	(0.00)	(0.02)
Adjusted EBITDA (2)	2,314	2,549	679	1,909	3,037	1,857	1,118	964
Cash and cash equivalents	13,967	9,364	10,883	9,250	13,312	2,908	2,140	1,985
Working capital	18,736	13,200	17,070	17,518	18,153	4,844	1,509	1,063

(1)	Earnings from mining operations are defined as revenues less cost of sales less amortization and depletion.

(2)

“Adjusted EBITDA” is a non-GAAP measure in which EBITDA (earnings before interest expense, taxes, and depreciation and amortization), also a non-GAAP measure, is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-GAAP Measures” section for a reconciliation of EBITDA and adjusted EBITDA to the financial statements.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	27

Quarterly Trends

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production, metal prices and terms of sales agreements. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported income (loss) from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter. Fluctuations in foreign currency, specifically the Mexican peso and US dollar vis-à-vis the Canadian dollar can also result in considerable variances in foreign exchange gains/losses.

NON-GAAP MEASURES

Cash Costs per Ounce of Silver

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

The Company’s ability to control the cash cost per ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation between the cash cost per ounce of silver and our cost of sales as reported in our Consolidated Statement of Operations.

	Guanajuato		Topia		Consolidated
	2010 Q4	2009 Q4	2010 Q4	2009 Q4	2010 Q4	2009 Q4
CAD Cost of sales	$3,922	$3,134	$2,438	$1,565	$6,360	$4,698
Smelting and refining	435	196	435	344	870	540
CAD Gross by-product revenue (1)	(2,653)	(2,389)	(1,307)	(926)	(3,960)	(3,314)
Cost of custom milling	-	-	(119)	(83)	(119)	(83)
CAD Cash operating costs	$1,704	$941	$1,447	$900	$3,151	$1,841
USD Cash operating costs	$1,681	$891	$1,430	$852	$3,111	$1,743
Payable Silver Production	240,137	262,430	129,803	100,852	369,940	363,282
USD Cash cost per ounce of silver	$7.00	$3.40	$11.02	$8.45	$8.41	$4.80

(1)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by- products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	28

	Guanajuato		Topia		Consolidated
	2010 YTD	2009 YTD	2010 YTD	2009 YTD	2010 YTD	2009 YTD
CAD Cost of sales	$13,226	$11,101	$7,935	$5,667	$21,161	$16,768
Smelting and refining	1,189	780	1,617	1,620	2,806	2,400
CAD Gross by-product revenue (1)	(7,920)	(6,691)	(4,798)	(3,304)	(12,718)	(9,995)
Cost of custom milling	-	-	(337)	(403)	(337)	(403)
CAD Cash operating costs	$6,495	$5,190	$4,417	$3,580	$10,912	$8,770
USD Cash operating costs	$6,308	$4,550	$4,301	$3,136	$10,609	$7,686
Payable Silver Production	954,082	972,846	474,676	403,917	1,428,758	1,376,763
USD Cash cost per ounce of silver	$6.61	$4.68	$9.06	$7.76	$7.43	$5.58

Earnings From Mining Operations

Earnings from mining operations are defined as revenues less cost of sales less amortization and depletion.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Accordingly, EBITDA, as set out by the CICA’s Canadian Performance Reporting Board (“CPRB”), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included in this document. Under GAAP, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for these expenses.

The Company has also made an entity-specific adjustment to EBITDA to add back the non-recurring, non-cash charge of $51 relating to the settlement of its $2.02 million, 8% per annum unsecured convertible note in the third quarter of 2009.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the 2010 and 2009 financial statements:

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	29

	2010 Q4	2010 YTD	2009 Q4	2009 YTD
Income (loss) for the period	$782	$4,970	$1,037	$(867)
Provision (recovery) of income taxes	9	(1,737)	432	668
Interest expense	283	934	218	1,169
Amortization and depletion of mineral properties, plant and equipment	659	2,414	915	3,577
EBITDA	1,733	6,581	2,602	4,547
Stock-based compensation	581	869	435	2,378
Debt settlement expense	-	-	-	51
Adjusted EBITDA	$2,314	$7,450	$3,037	$6,976

These non-GAAP measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to shareholders.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2010, the Company had working capital of $18.7 million and cash and cash equivalents of $14.0 million compared to working capital of $18.2 million and cash and cash equivalents of $13.3 million at December 31, 2009. This increase in liquidity in 2010 resulted from a $2.9 million increase in cash generated by operating activities to $4.2 million in 2010 from $1.3 million in 2009. The Company also generated cash flow of $5.9 million in 2010 from the exercise of options and warrants compared to $1.2 million in 2009. These inflows were partially offset by capital expenditures of $8.0 million in 2010 compared to $1.8 million in 2009.

Great Panther plans to produce 2.9 million Ag eq oz in 2011 and invest $23.8 million in capital expenditures, including $10.4 million in mineral property exploration expenditures. These investments in 2011 will include the purchase of new, more efficient mobile mining equipment, plant upgrades, significantly furthering mine development and ramping up exploratory drilling, and will make good progress towards the goal of increasing production to 3.8 million Ag eq oz and growing resources to 40 million Ag eq oz by 2012. Management anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital during the next twelve months.

On July 22, 2010, the Company entered into a zinc put and call option contract (the “Zinc Contract”) for 500 metric tonnes with a contract period from July 2010 to December 2010. The floor and cap price per metric tonne was US$1,800 and US$1,975, respectively. Under the terms of the Zinc Contract, the Company received the prevailing market zinc price while within the price range. When the market price was outside the price range, the Company received a minimum of the floor price or a maximum of the cap price if the market was below the floor price and above the cap price, respectively. Also under the terms of the Zinc Contract, the Company pledged $104 (US$100) as cash collateral. Accordingly, this amount was classified as restricted cash. As at December 31, 2010, the cash collateral from the Zinc Contract is $50 (US$50) and the liability under the Zinc Contract is $30. The contract settled in early January 2011.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	30

On November 3, 2010, the Company entered into a lead put and call option contract (the “Lead Contract”) for a total of 500 metric tonnes which are settled equally over ten monthly contract periods from December 2010 to September 2011. The floor and cap price per metric tonne is US$1,800 and US$3,100, respectively. Under the terms of the Lead Contract, the Company will receive the prevailing market lead price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively. Also under the terms of the Lead Contract, the Company pledged $101 (US$100) as cash collateral. Accordingly, this amount was also classified as restricted cash. As at December 31, 2010, the cash collateral from the Lead Contract is $101 (US$100) and the liability under the Lead Contract is $23.

On March 8, 2011, the Company paid off $4.05 million in two outstanding $2.025 million principal amount 8% unsecured convertible loan notes due on July 14, 2011 by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share.

At the date of this MD&A, the Company had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments other than those described above, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

Operating Activities

For the year ended December 31, 2010, cash flow provided by operating activities was $4.2 million. This compares to cash flow provided by operating activities of $1.3 million in 2009. The year over year improvement was largely attributable to higher revenue from increased metal prices and partially offset by an increase in amounts receivable due to an increase in the number of unsettled shipments and higher metal prices at the end of December 2010 compared to December 2009. As at February 28, 2011, 67% of the trade receivable balance has been collected.

Before changes in non-cash working capital, the Company generated $7.2 million in operating cash flow during the year ended December 31, 2010, compared to $6.5 million during the same period in 2009. This year over year improvement is largely attributable to higher revenue from increased metal prices, partially offset by increased spending on mineral property exploration.

For the year ended December 31, 2009, cash flow provided by operating activities was $1.3 million. This compares to cash flow used in operating activities of $3.3 million in 2008. Before changes in non-cash working capital, the Company generated $6.4 million in operating cash flow during 2009, compared to cash out flow of $7.4 million in 2008. The year over year improvement is largely attributable to higher revenue from increased production, savings from mine site efficiencies, reduced smelting costs, reduced exploration and general and administrative expenses.

Investing Activities

For the year ended December 31, 2010, the Company had a net cash outflow from investing activities for the development of mineral properties and purchase of capital assets of $8.0 million compared to $1.8 million in 2009. In addition, the Company also purchased $1.1 million of mine equipment through two promissory notes and two capital leases during 2010. These capital expenditures are part of the three-year growth strategy which commenced in the fourth quarter of 2009.

For the year ended December 31, 2009, the Company had a net cash outflow from investing activities for the development of mineral properties and purchase of capital assets of $1.8 million compared to $1.8 million in 2008. The Company also had $0.7 million of non-cash investing activities through a capital lease and promissory note in 2009, compared to $0.8 million of capital lease in 2008. Great Panther significantly curtailed capital expenditures beginning mid-2008 as the economy worsened. The Company started incurring capital expenditures in the fourth quarter 2009 as the three-year growth strategy commenced.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	31

The Company plans to invest $23.8 million in capital expenditures in 2011. This includes $10.4 million of mineral property exploration expenditures, of which $2.8 million relates to the San Ignacio drilling program. Equipment and plant purchases and betterments of $7.7 million and $1.3 million, respectively, are planned for 2011.

Financing Activities

Cash flow provided by financing activities was $4.7 million for the year ended December 31, 2010 compared to $13.2 million in the comparative period in 2009. There were no equity financings during 2010 compared to two financings completed in 2009 for net proceeds of $12.2 million.

For the year ended December 31, 2010, the Company received proceeds from the exercise of options and warrants totaling $5.9 million compared to $1.3 million for the same period in 2009. These proceeds were partially offset by a $1.2 million repayment of the Company’s capital lease obligations and promissory notes during the year ended December 31, 2010 compared to $0.4 million during the year ended December 31, 2009.

Cash flows from financing activities were $13.2 million during 2009 compared to $0.3 million in 2008. Proceeds received from equity financings and the exercise of warrants and options totaling $13.5 million were partially offset by a $0.4 million repayment of a capital lease obligation.

On March 8, 2011, the Company paid off $4.05 million in two outstanding $2.025 million principal amount 8% unsecured convertible loan notes due on July 14, 2011 by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share. Accrued interest outstanding will be paid in cash.

Subsequent to December 31, 2010, the Company received proceeds of $1.1 million on the exercise of 1,810,500 options and $0.9 million on the exercise of 999,900 warrants.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	32

Contractual Obligations

The following table outlines the contractual obligations of the Company at December 31, 2010:

	Within 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Long Term Debt (1)	$4,610	$78	$-	$-	$4,688
Capital Lease Obligations	401	132	-	-	533
Operating Leases	148	243	-	-	391
Purchase Obligations (2)	5,129	-	-	-	5,129
Other Long Term Obligations (3)	-	-	903	1,817	2,720
	$10,288	$453	$903	$1,817	$13,461

(1)	Long term debt includes convertible loan notes, which may be converted into common shares of the Company at the holders’ option at any time, and promissory notes.

(2)	Purchase obligations include commitments for consulting, laboratory, drilling, maintenance and equipment purchases.

(3)

Other long term obligations include the discounted cost estimate to settle the Company’s reclamation costs of the Guanajuato mine and Topia mines, which include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

2011 OUTLOOK

Great Panther’s three-year strategy to accelerate production to 3.8 million Ag eq oz by 2012 is now commencing its second year. New equipment has been delivered to the mines, new production areas are being added, plant performance continues to excel, plant capacity is being increased, resources have been increased and reserves defined, and exploration drill programs have made significant new discoveries of high grade mineralization.

The combined production target for 2011 has been set at 2.87 million Ag eq oz, consisting of 1.94 million oz silver, 11,200 oz gold, 1,170 tonnes lead and 1,430 tonnes zinc. Silver equivalents for 2011 have been established using prices of US$1,200/oz Au, US$20/oz Ag, US$0.90/lb Pb and Zn.

Production from Guanajuato is planned to increase steadily throughout 2011 as output from the Los Pozos and Santa Margarita areas reach full capacity, Cata production returns to previous levels, and new production is added from the Guanajuatito area. Plant throughput is estimated to be 200,000 tonnes at grades of 240g/t silver and 1.80g/t gold for metal production of 1.38 million oz silver and 10,400 oz gold, equivalent to 2.00 million Ag eq oz.

Output from Topia is estimated to increase as new mine production is added as a result of development on existing and new veins and plant capacity is increased. Plant throughput is estimated to be 40,000 tonnes with metal production of 0.56 million oz silver, 800 oz gold, 1,170 tonnes lead and 1,430 tonnes zinc, equivalent to 0.87 million Ag eq oz.

No production from the new discoveries at the San Ignacio property is included in the 2011 target. However, as resources are estimated and mine plans are developed, it is anticipated that this project will positively impact the plans for 2012. Due to the proximity of San Ignacio to the Company’s main operations at Guanajuato, any ore extracted during the development phase can be trucked to the plant for processing.

Diamond drilling in 2010, from both surface and underground, totaled 30,730 metres at Guanajuato, San Ignacio and Topia. Due to the success of this program in delineating new resources and making new discoveries, the drilling budget for 2011 has been more than doubled to approximately 60,000 metres, including at least 20,000 metres at San Ignacio, and 30,000 metres from underground at Guanajuato. This compares favourably with the 65,000 metres originally proposed for the Company’s overall three-year growth strategy.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	33

Some highlights from the 2011 plan include:

	Guanajuato	Topia	Consolidated
Tonnes milled	201,000	39,750	240,750
Silver ounces	1,376,000	562,700	1,938,700
Gold ounces	10,400	800	11,200
Lead tonnes	-	1,170	1,170
Zinc tonnes	-	1,430	1,430
Silver equivalent ounces	1,997,000	873,000	2,870,000
Silver head grades (grams/tonne)	240	490
Silver recoveries	88%	90%
Production costs per ounce	US$5.00 - US$6.00	US$10.00 - US$12.50	US$6.50 - US$8.00

Operations produced 1,534,957 silver ounces of which 1,428,758 ounces were payable at a cash operating cost of US$7.43 per oz of silver, net of by-product credits, for the year 2010. As production increases over the next two years, unit costs will generally reduce due to efficiencies and the positive influence from higher gold production. Ranges in production costs are shown to allow for costs such as power, fuel and materials which are outside of our control and rising faster than average inflation. In addition, other costs, such as a portion of the smelting and refining costs, vary according to metal prices.

Cash flow generated from mining activities will be reinvested in operations for exploration and capital expenditures to increase resources and production. Surplus cash flow will be available for potential acquisitions as the Company continues to grow.

Both operations have demonstrated the ability to achieve higher silver production at a competitive cost per ounce and with a higher profit margin. The Company’s emphasis will be on maintaining positive operating cash flow while developing and exploring to continually increase metal production. The Company’s production strategy is to increase silver production by 20% year-on-year at continually decreasing unit costs.

RISK AND UNCERTAINTIES

Commodity price risk

The market price of precious metals and other minerals is volatile and cannot be controlled. Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc. If these prices should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company’s control may affect the marketability of any minerals discovered.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	34

The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, the effect of which cannot be accurately predicted.

Mineral prices have fluctuated widely, particularly in recent years. As noted in the “Profile and Strategy” section above, metal prices changes can significantly affect the cost per ounce. Management, from time to time, will explore entering into possible hedging arrangements to limit the Company’s exposure to changes in prices of base metals, specifically lead and zinc.

During the year, the Company entered into derivative financial instruments to mitigate fluctuations in lead and zinc prices.

Currency risk

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other then the Canadian dollar. Revenues from the sale of concentrates are partially denominated in US dollars and partially priced at US dollars but paid in Mexican pesos. A significant portion of the Company’s costs are in Mexican pesos or US dollars. The Company manages its exposure by paying its Mexican peso costs in pesos received from concentrate sales and paying its US dollar expenditures in US dollars received from concentrate sales, thereby reducing the need to exchange currencies. The foreign exchange risk received from currency conversions for the Mexican operations is not significant and therefore the foreign exchange risk is not managed with hedging agreements. US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

Interest rate risk

The Company’s exposure to interest rate risk is limited to cash invested in high interest savings accounts and guaranteed investment certificates at fixed rates of interest and cash equivalents that are maintained in floating rates of interest. The Company manages the risk by monitoring changes in interest rates in comparison to prevailing market rates.

With respect to financial liabilities, the convertible loan notes and promissory notes carry fixed interest rates of 8.0%, and 6.0% per annum, respectively, and three capital leases carry fixed interest rates of from 10.5% to 10.74% per annum. As such, the Company is not subject to fluctuations in interest rates.

Credit risk

The Company’s credit risk exposure is limited to the carrying amounts of cash and cash equivalents and amounts receivable. Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	35

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures there is sufficient working capital to meet short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

For the year ended December 31, 2010, cash flows provided by operations and proceeds from warrants and options exercised during the year were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures, capital expenditures and head office costs. The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

The Company will fund its 2011 budgeted activities and meet its contractual obligations through cash flow generated from operations and working capital.

Exploration and development stage of the properties

The Company has made a significant investment to expand the NI 43-101 compliant mineral resource estimates for both the Guanajuato and Topia mines. Exploration work on the Company’s mines and mineral properties has expanded and is ongoing as part of the three-year strategy announced in 2009. Even in the event commercial quantities of minerals are discovered, exploration properties, such as San Ignacio, might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labour and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

Competition and agreements with other parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

As discussed in the “Profile and Strategy” section above, the Company’s management consists of individuals with vast experience, knowledge, and contacts to capitalize on future opportunities.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	36

Market forces outside the control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

To mitigate these risks and uncertainties that affect our operations and improve on predictability, the Company enters into contracts with customers and vendors.

Environmental factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

The Company has taken a proactive approach to managing environmental risk. The Company is participating in a voluntary audit at its Guanajuato operations and commenced a multi-year environmental program, expected to be completed in 2011, working in cooperation with the Mexican environmental authority to ensure compliance with regulations governing the protection of the environment in Mexico.

Inherent dangers with mining

The development and operation of a mine involves risks that even experience and knowledge may not be able to overcome. These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Safety is the Company’s highest priority in operating its mines. A comprehensive safety program is in place at both mines and meetings with employees and contractors are held on a regular basis to reinforce standards and practices. The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements is in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of expenditures for the reporting period. Significant areas requiring use of management estimates relate to the assessment of impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income taxes, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value assigned to the net assets acquired and liabilities assumed on acquisition, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2010.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	37

The key risks to the assumptions used in the cash flows underlying the critical accounting estimates are: a prolonged decline in metal prices, a weakening of the US dollar against the Mexican peso and not achieving production forecasts.

The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company’s mineral properties and related plant and equipment are amortized based upon estimates of useful lives not to exceed the life of the mine to which the assets relate. Management’s estimate of expected mine life is based upon available internal and external estimated resource and reserve information, historical production and recovery levels, planned future production and recovery levels, and other factors.

The increase in mine life at both the Guanajuato and Topia mines had the effect of decreasing the asset retirement obligations and their corresponding assets by $1,072 and $282, respectively. The excess of the reduction in the liability over the remaining unamortized asset retirement cost was recognized as a reduction in depreciation expense of $790 in 2010.

Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of carrying value over the estimated fair value of the asset.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write-down is necessary. The Company considers metal prices, cost of production, resources, proven and probable reserves and salvage value of the property and equipment in its valuation.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur which may necessitate a write-down for asset impairment.

The Company has determined that no events or changes in circumstances occurred in 2010 that would indicate that the carrying amounts of its long-lived assets may not be recoverable.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	38

Site Restoration Costs

Upon the completion of any mining activities, the Company will customarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its site restoration accrual, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

Stock-based Compensation Expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and discount rates. Although not requiring any cash outlay by the Company, changes to any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Income Taxes

The Company uses the asset and liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company’s future tax assets.

CHANGES IN ACCOUNTING POLICIES

Foreign currency translation:

Effective January 1, 2010, the economic facts and circumstances surrounding the Company’s foreign operations changed such that operations that were previously classified as integrated are now reported as self-sustaining. This change is the result of continuous improvement in the foreign operations’ profitability as evidenced by positive cash flows from operations in all four quarters of 2009 and continuing throughout 2010. Thus, the Company has changed the translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis.

Under the current rate method, assets and liabilities are translated into the reporting currency using the exchange rate at the balance sheet date and revenue and expense items are translated at the average exchange rate prevailing during the period. Differences arising from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a translation adjustment until they are realized.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	39

FUTURE ACCOUNTING PRONOUNCEMENTS

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced the changeover from Canadian GAAP to International Financial Reporting Standards (“IFRSs”) for publicly accountable enterprises and listed entities, for the annual periods beginning on or after January 1, 2011.

The Company will prepare its first consolidated financial statements in accordance with IFRS for the year ending December 31, 2011 (“adoption date”). In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company will retrospectively apply IFRS effective at the adoption date, except for mandatory and elected optional exemptions from full retrospective application of IFRS as provided by IFRS 1.

Preparation of first consolidated financial statements in accordance with IFRS will require presentation of comparative information in accordance with IFRS. In order to present comparative information in accordance with IFRS in its IFRS financial statements, the Company will be required to restate its balance sheet as at January 1, 2010 to comply with IFRS (“transition date”).

Our planned transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS, has been completed. The identified areas of accounting differences of highest potential impact to the Company are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, functional currency and initial adoption of IFRS under the provisions of IFRS 1.

Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation, Parallel Reporting and Review, involves the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant consolidated interim and annual financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	40

The following table summarizes the Company key activities and current status of its changeover plan:

Key Activities	Current status
(1) Financial Reporting
- Analyze and select accounting policies w here choices are permitted, including IFRS 1 elections	- The Company completed the selection of accounting policies and IFRS 1 elections.
- Quantify differences for opening balance sheet and key differences for quarterly comparatives	- Quantification of key differences for opening balance sheet and quarterly comparatives are in the process of being finalized.
(2) Financial Information Systems
- Determine and implement solution for capturing IFRS information for comparative periods	- IFRS information for the opening balance sheet and comparative periods w ill be maintained in spreadsheets.
- Identify and evaluate impact on financial systems and the changes required	- The system used by the Company to record stock based compensation is IFRS compliant.
- The Company's information systems have been configured to record transactions under IFRS.
(3) Internal Control Over Financial Reporting ("ICFR")
- Maintain effective controls throughout the IFRS conversion process	- Control enviroment surrounding ICFR has been maintained through the conversion process.
- Identify and revise, as necessary, control environment for changes in processes and controls as a result of conversion to IFRS	- The Company's assessment of changes in controls is underw ay and being documented.
(4) Disclosure Controls and Procedures
- Identify and revise, as necessary, disclosure controls as a result of conversion to IFRS	- IFRS updates, formal and informal, w ere provided to the Company's staff, including individuals directly involved w ith investor relations and corporate communication.
(5) Training and Financial Reporting Expertise
- Provide technical training to key finance and accounting personnel at all sites	- The Company provides financial support and time for financial personnel to stay abreast w ith IFRS.
- The Company engaged third party IFRS consultants to assist w ith the conversion to IFRS.
- The Company w ill provide specific training, on an as needed basis during 2011 and thereafter.
(6) Business Activities
- Identify and assess impact of transition to IFRS on key business activities such as budgeting and human resources (i.e. compensation arrangements)	- The Company is currently review ing the impact on its key business activities and w ill conclude in 2011 once all differences are finalized

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	41

The Company also anticipates a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as additional systems changes that may be necessary to gather and process the required information.

The Company has identified key areas where changes in accounting policy are required on its transition from Canadian GAAP to IFRS listed below. This list is intended to highlight the areas the Company determined to be the most significant that will result from the transition to IFRS. The Company has not yet finalized the impact of these changes on its consolidated financial statements and will only be reporting quantified differences once approved by the Audit Committee. The IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and these changes may have a material effect on the Company’s consolidated financial statements.

The key areas where changes in accounting policy are required for the adoption of IFRS are listed below:

First Time Adoption of IFRS:

The Company has decided to use the following optional IFRS 1 exemptions from full retrospective application of IFRS:

  The Company has elected not to apply IFRS 3, Business Combinations (as revised in 2008) to past business combinations that occurred before the date of transition to IFRS. In accordance with this optional exemption, such past business combinations will not be restated.

  The Company has elected not to apply IFRS 2, Share-based Payments to equity instruments vested before the transition date. This election exempts the Company from retrospective restatement of share-based payments vested before the transition date.

  The Company has elected to apply the transitional provisions in IFRIC 4, Determining whether an Arrangement contains a Lease (IFRIC 4). Accordingly, for the arrangements existing as at the transition date, the Company determined whether an arrangement contains a lease on the basis of facts and circumstances existing at that date. The Company completed an analysis and has concluded as of the date of this MD&A that there were no arrangements within the scope of IFRIC 4.

  The Company has elected not to comply with requirements of IAS 21, The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. In accordance with this IFRS 1 optional exemption, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS and the gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the date of transition to IFRS and will include later translation differences.

  For instruments where the liability component is no longer outstanding as at transition date, the Company elected not to apply requirement of IAS 32, Financial Instruments: Presentation to split a compound financial instruments into two portions of equity.

  As at transition date, the Company will not make any additional optional designations of financial instruments as available for sale, or financial asset or financial liability at fair value through profit or loss, unless such designation has been made on initial recognition of such instruments in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

  The Company has elected to apply optional exemption from full retrospective application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1) to its decommissioning liabilities included in the cost of property, plant and equipment. In accordance with this IFRS 1 optional exemption, decommissioning and restoration liabilities of the Company are measured as at the date of transition to IFRS in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. To the extent that the liability is within the scope of IFRIC 1, the amount that would have been included in the cost of the related asset when the liability first arose is determined by discounting the liability to that date using the best estimate of the historical risk- adjusted discount rates(s) that would have applied for that liability of the intervening period. The carrying amount of related asset as at the transition date is determined by calculating accumulated depreciation on the basis of the current estimate of the useful life of such asset, using the depreciation policy adopted by the Company in accordance with IFRS.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	42

  The Company has elected to apply transitional provisions of IAS 23, Borrowing Costs (as revised in 2007) (“IAS 23”). Accordingly, the effective date of adoption of requirements of IAS 23 for the Company is its transition date. The Company will not apply requirements of IAS 23 to qualifying assets completed prior to transition date. The Company did not have any qualifying projects in progress as of the date of this MD&A.

The Company has decided not to use an optional IFRS 1 election to measure its property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost, or use a previous GAAP revaluation of property, plant and equipment as its deemed cost at the transition date. Instead, the Company will retrospectively apply recognition and measurement requirements of IAS 16, Property, Plant and Equipment (“IAS 16”). Under IAS 16, the Company made an accounting policy choice to measure its property, plant and equipment after its recognition at its cost less any accumulated depreciation and any accumulated impairment losses.

Exploration and Evaluation Expenditures:

IFRS 6 allows for capitalization of exploration and evaluation expenditures that the Company had previously expensed under Canadian GAAP. The Company has determined that expenditures incurred after it has acquired the legal right to explore and before technical feasibility and commercial viability to extract resources have been demonstrated should be capitalized.

Asset Retirement Obligation:

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate used, the frequency of liability re-measurement, and recognition of a liability when a constructive obligation exists. The Company is currently assessing the impact on the carrying value of its asset retirement obligation upon adoption of IFRS.

Convertible Notes:

IFRS requires that convertible notes be bifurcated between its liability and equity components. IFRS emphasizes the residual nature of equity and places the primary emphasis on the liability component. As a result of this difference in methodology, the Company is currently assessing the impact on the carrying value of its convertible notes upon adoption of IFRS.

Property, Plant, and Equipment:

Key differences between Canadian GAAP and IFRS with respect to property, plant, and equipment include component accounting which must be applied to physical and non-physical components which are significant and have a useful life which differs to that of the overall asset, the mandatory capitalization of interest costs and requirements for the annual review of estimates of useful life, residual value and the depreciation method. The Company will continue to account for its property, plant and equipment using the cost model. At this point, the Company does not expect to record a material adjustment relating to this difference.

Impairment of Assets:

Both Canadian GAAP and IFRS require an entity to test for impairment of assets when there is an indication of impairment. Under Canadian GAAP, a two-step approach to impairment testing is performed. The asset carrying value is compared with its undiscounted future cash flow to determine whether impairment exists. The impairment is then measured by comparing the asset’s carrying value with its fair value. IFRS requires the application of a one-step approach for both testing for and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use and includes the use of discounted cash flows when a cash flow model is used. IFRS also allows the reversal of impairments for long-lived assets if conditions that gave rise to these impairments no longer exist. It is expected that there may be increased volatility in impairment recognition due to the possibility of more frequent impairments and the reversal of impairments under IFRS. We have assessed impairment indicators under IFRS as at the date of transition for all of our projects and concluded that there were no such indicators, which was consistent with Canadian GAAP.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	43

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, promissory notes, convertible loan notes and liabilities under commodity derivative financial instruments. The Company is exposed in varying degrees to a number of risks arising from these financial instruments. Management’s close involvement in the operations allows for identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Company assumed long term debt for the purpose of purchasing equipment. The debt is secured by the underlying equipment. Other than this, the Company has no collateral on its debt. The Company’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks. The types of risk exposure associated with financial instruments are discussed in the “Risks and Uncertainties” section.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	2010	2009	2008

Consulting fees paid or accrued to companies controlled by directors of the Company	$702	$648	$596

Consulting fees paid or accrued to a company controlled by an officer of the Company	$215	$171	$266

Cost recoveries received or accrued from a company with a common director of the Company	$51	$80	$82

Office and administration fees paid or accrued to a company controlled by a director of the Company	$86	$69	$36

As at December 31, 2010, $167 (2009 – $110) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with common directors were $75 (2009 – $147) and were included in amounts receivable.

On April 12, 2010, the Company received 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share in full payment of Altair’s indebtedness to the Company as at January 31, 2011. Altair is a company with a common director of the Company.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	44

PROPOSED TRANSACTIONS

At the date of this MD&A, there are no proposed transactions being considered by the Company.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 124,524,166 common shares issued and 5,864,746 warrants and 2,820,000 options outstanding.

On March 8, 2011, the two convertible loan notes outstanding as at December 31, 2010 with a total carrying value of $4.05 million were converted into 1,800,000 common shares of the Company at a price of $2.25 per share.

Fully diluted, the issued and outstanding shares of the Company would be 133,208,912.

ADDITIONAL DISCLOSURE REQUIREMENTS

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under Canadian and U.S. securities regulations is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of December 31, 2010. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2010, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal controls over financial reporting were effective as of December 31, 2010.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report which accompanies the consolidated financial statements.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	45

Changes In Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to our ability to obtain adequate financing for our planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled “Key Information – Risk Factors” in Great Panther’s Annual Information Form for the year ended December 31, 2010 and in each management discussion and analysis, available on SEDAR at www.sedar.com.

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Silver Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2010	46